QUATERRA RESOURCES INC.

Our commodity is discovery

Quaterra Resources Inc. is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its extensive network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large base metal, precious metal or uranium deposits. The Company’s preference is to acquire a 100% interest in properties on reasonable terms and maintain this interest through initial evaluation.

Forward-looking statements

Some of the statements contained in this annual report are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.

Forward-looking statements may be identified by such terms as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties.

Actual results relating to, among other things, results of exploration, reclamation, capital costs, and the Company’s financial condition and prospects, could differ materially from those currently anticipated in such statements for many reasons such as: changes in general economic conditions and conditions in the financial markets; changes in demand and prices for the minerals the Company expects to produce; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments; technological and operational difficulties encountered in connection with the Company’s activities; and changing foreign exchange rates and other matters discussed in this annual report.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements. Further information regarding these and other factors, which may cause results to differ materially from those projected in forward-looking statements, are included in the filings by the Company with securities regulatory authorities. The Company does not undertake to update any forward-looking statement that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.

Annual General Meeting of Shareholders

The annual general meeting of the shareholders of the Company will take place at 10:00 am on Tuesday, July 17, 2007, in the Company’s offices located at Suite 1100, 1199 West Hastings Street, Vancouver, British Columbia.

Creating value through the pursuit
of new mines in North America

  Quaterra Resources Inc. is a mineral exploration company focused on making significant discoveries in North America.

  Its exploration efforts are directed at highly prospective properties with the potential to host large or high grade base metal, precious metal and uranium deposits.

  It has one of the industry’s most talented and successful exploration teams.

  The Company emphasizes developing a pipeline of opportunities using in-house expertise, prospectors and an extensive network of industry contacts.

  It is focused on acquiring a 100% interest in properties on reasonable terms in mining- friendly locations.

  Metals prices remain buoyant because of declining inventories, long lead times for new production and quality-of-life demand for key resources in the developing world.

Strong metals markets and a scarcity of new discoveries ensure that exploration success will be rewarded.

Quaterra Resources Inc.	1

PRESIDENT’S LETTER TO SHAREHOLDERS

“Junior exploration companies now monopolize grassroots exploration and are primarily responsible for providing development stage projects to the major mining companies through joint ventures, asset sales or corporate takeovers.”

Capturing
the resource

I am pleased to report that as we approach mid-year, Quaterra is making demonstrable progress on several projects and the outlook for the remainder of the year is decidedly positive. During 2006, we added key personnel at the exploration, management and board level, and completed a Cdn$ 9.2 million non-brokered private placement in December. In the first half of 2007, we have begun to evaluate our prospects, with drill programs currently in progress at our Arizona uranium, Nevada copper and Mexican gold-silver properties.

I am also excited about two other developments. We completed a 5,000 line-kilometer airborne electromagnetic survey over parts of the Arizona Strip uranium district that identified more than 200 anomalies and provided the impetus for our acquisition of an additional 50 square miles of mining claims. We now have a dominant land position in the most productive part of the district and sufficient targets to support a comprehensive and systematic evaluation program over the next several years.

In May, we announced that we were the successful bidders on the Arimetco copper assets at Yerington, Nevada. This acquisition is subject to a six month due diligence period by Quaterra, but if completed will provide us with a core holding in the prolific Yerington porphyry copper camp and an opportunity to evaluate a major copper asset in a mine-friendly environment with well developed infrastructure.

Many of you have asked me to explain our vision for the company, especially in light of Quaterra’s multiple projects and assorted commodities. A number of factors influence our strategy, beginning with the observations that we are in a period of strong commodity prices; the world is becoming increasingly unpredictable and politically volatile; and the large mining companies tend to focus on development stage projects as opposed to greenfields or grassroots

2 2006 Annual Report

exploration plays. Junior exploration companies now monopolize grassroots exploration and are primarily responsible for providing development stage projects to the major mining companies through joint ventures, asset sales or corporate takeovers. Good prospects and the people to evaluate them are increasingly in short supply.

Against this backdrop, we think it makes sense to “capture the resource” by acquiring and/or staking select North American projects with potential to become large mines. This is where our experience and expertise lie, and where our contacts and company memories give us an edge. In the mining business, major value creation occurs first at the point of discovery and later when production commences. Our goal is to create value by making significant discoveries and to maximize the impact of each one by controlling 100% of the asset. It is worth noting that in a strong commodity cycle, discoveries are “metal neutral” and that a mix of metals actually provides some diversification.

I am confident that our ability to recognize, acquire and evaluate high quality prospects has the potential to create real shareholder value. Many districts have not been systematically explored due to a combination of low metal prices, changing corporate priorities, the inability to acquire key land or the lack of a project champion. Often it takes months, sometimes years to put a project together so that targets may be fully evaluated. I believe this strategy will be successful in the current investment climate.

I would like to thank our staff and consultants for a strong performance this year and express my appreciation to all of our shareholders for their loyalty, support and encouragement.

Tom Patton
President & CEO
June 15, 2007

“In the mining business, major value creation occurs first at the point of discovery and later when production commences. Our goal is to create value by making significant discoveries and to maximize the impact of each one by controlling 100% of the asset.”

“It is worth noting that in a strong commodity cycle, discoveries are ‘metal neutral’ and that a mix of metals actually provides some diversification.”

Quaterra Resources Inc.	3

A milestone-driven company

Quaterra believes that significant goals, or milestones, provide the market with a tool with which to track our progress towards our longer-term objectives. Milestones are formulated to show the progress we are making in systematically acquiring and exploring our properties, reducing overall risk and strengthening the Company.

In 2007 Quaterra plans to:

  Complete 3,000 meters in first phase of drilling for gold and silver at Los Crestones, Mexico.

  Deep-drill eight uranium pipe targets on the Arizona strip.

  Complete confirmation drilling at the MacArthur copper property, Nevada.

  Update and enlarge the resource at MacArthur.

  Pursue further consolidation of the Yerington- MacArthur district.

  Evaluate high-value opportunities to acquire further exploration projects.

  Pursue the possibility of a U.S. stock exchange listing.

Quaterra Resources VP Exploration Eugene Spiering. Right: Driller Cathy Johnson with Barbie Drilling prepares to connect another drill rod on the AO1 breccia pipe target.

4 2006 Annual Report

Director John Kerr points to the base of the Woods Ranch member where deformation is often apparent near a pipe structure.

URANIUM

Pipeline of Projects

Quaterra is a junior exploration company that combines some of the most talented and experienced explorationists in the business with a portfolio of highly prospective properties in an effort to make significant mineral discoveries. With a North American focus, the company seeks to acquire 100% interest in properties within mining-friendly jurisdictions and maintain this interest through initial evaluation. The Company is currently exploring uranium prospects in Arizona and copper properties in Nevada. It has also initiated aggressive reconnaissance exploration and land acquisition in Durango State, Mexico. These properties, together with gold-silver prospects in Mexico, and copper-nickel-PGE prospects in Alaska, form a solid base for growth.

ARIZONA STRIP URANIUM DISTRICT

The Arizona Strip uranium district historically represents some of the highest grade mineralization and most profitable per pound uranium production in the United States. The breccia pipe uranium mines of the district were some of the last hard rock uranium producers in the United States prior to the decline of the price of uranium in the late 1980s and early 1990s. From 1980 to 1990, the Arizona Strip produced in excess of 19 million pounds of uranium from seven mines, averaging 0.65% U3O8. The total amount of mineable uranium discovered to date in breccia pipes in northern Arizona is estimated to be in the range of 35 million pounds.

Located in the southwest corner of the Colorado Plateau physiographic province, the Arizona Strip district comprises state and federal lands in northwestern Arizona that are bounded to the west by the Grand Wash Clistas and to the east by the Echo Clistas. Rising uranium prices and declining inventories have made the district an attractive destination for more than a dozen exploration companies.

Quaterra Resources Inc.	7

URANIUM

NORTHERN ARIZONA STRIP
URANIUM PROJECT

Quaterra’s uranium initiative has positioned the Company as one of the largest claim holders in the northern Arizona Strip uranium district. Quaterra commenced activity in the area in June 2005 with the acquisition of 95 unpatented lode mining claims from North Exploration that cover several uranium breccia pipe targets. The Company staked an additional 550 mining claims in 2006 and another 1,450 claims were perfected in early 2007 to cover more than 200 high and moderate priority anomalies identified by an airborne VTEM geophysical survey. The Company’s mineral rights now total approximately 68 square miles in the heart of the formerly producing district. The properties consist of many individual and scattered claim blocks that have been selectively staked over targets with either some surface expression of a possible collapse structure, or with favorable VTEM geophysical signatures within areas of known mineralized breccia pipes.

Uranium mineralization was first discovered on the Arizona strip in a mineralized breccia pipe in 1947. The uranium occurred in association with copper mineralization at the Orphan mine two miles west of the visitor’s center on the south rim of the Grand Canyon. Before closing in 1969, the Orphan operation produced a reported total of 4.4 million lbs of uranium in material averaging 0.42% U3O8 and 6.7 million lbs of copper. The relationship of uranium to copper mineralization initiated an investigation of several small copper deposits in the region. Uranium was discovered in the Hack 1 and Hack 2 breccia pipes by Western Nuclear Inc. in 1974. Energy Fuels Nuclear Inc. acquired the Hack Canyon ore bodies in 1980 and initiated an intense campaign of land acquisition and exploration that over the next ten years discovered seven ore bodies. Pathfinder Mines and Union Pacific Resources subsequently discovered at least three additional mineralized breccia pipes. Several more were in earlier stages of discovery when the price of uranium dropped below the cost of production.

The canyon walls of northern Arizona expose numerous breccia pipes, some of which host uranium mineralization. Initiated by the roof collapse of caverns in the Mississippian Red-wall limestone, a vertical column of breccia forms through the subsequent collapse of overlying sediments by mechanical and chemical processes. Breccia pipes in the region average 200 to 400 feet in width and can extend upward over 3,000 feet from the Redwall limestone to the upper Triassic sequence.

Uranium is transported to the breccia pipe by oxidizing ground waters in the Coconino sandstone and deposited in a “trap” of porous sandstone breccia within the non-porous pipe walls of Hermit siltstone above a relatively impermeable

Geophysicist Joe Inman (left) and Quaterra’s uranium exploration manager Pat Hillard examine Geotech’s airborne VTEM geophysical survey unit.

base of siltstone dominant breccia. The mineralization occurs primarily as pitchblende in voids between sand grains and replacing rock fragments of the breccia within the central pipe throat and below the upper Hermit contact.

Finely disseminated pyrite is common in the mineralized zone and may contribute to the reducing environment necessary for the deposition of uranium. Immediately above the mineralization, pyrite becomes massive and forms a “cap” of pyrite after marcasite that can exceed 50 feet in thickness. Uranium mineralization is also present in ring fractures along the margins of the throat, and in the underlying Supai Group, but significant accumulations at this level are less common on the north rim than in the southern district. Economic concentrations of mineralization often occur over a vertical distance of more than 600 feet in the pipe throat. Scattered mineralization can extend well below the upper contact of the Esplanade sandstone.

The discovery of new breccia pipes in the Arizona Strip district requires an aggressive and persistent program of exploration. Since commencing on the Arizona Strip, Quaterra has drilled 35,000 feet in 87 holes that investigated 16 targets. All but six holes were shallow stratigraphic holes evaluating the

8 2006 Annual Report

near surface structure for the presence of a pipe throat. Ten of the targets tested negative. Four targets have encouraging results and require additional drilling pending the enlargement of the drill permit area. Two of four deep holes in the program encountered mineralization in two targets that are scheduled for deep drilling programs.

The Company’s approach to uranium exploration has been proven by years of past experience with Energy Fuels Nuclear. Geologic mapping, aerial photography and satellite imagery have been and continue to be used extensively to identify breccia pipe targets. When a target was located, surface time-domain electromagnetic geophysical surveys had significant success in defining areas of thickened (conductive) siltstone within the surface structure to locate drill holes that define the pipe throat. Most of the obvious targets identified by these methods have been located and drill tested by companies exploring the northern district in the 1980s. However, extensive areas remain unexplored because of the time and expense required by the surface geophysical surveys.

In early 2007, Quaterra contracted Geotech Ltd. to conduct the first extensive test of an airborne time-domain electromagnetic system on the Arizona Strip. The survey covered approximately 420 square miles. The VTEM system not only identified anomalies related to the collapse cones of most of

Quaterra Resources Inc.	9

URANIUM

10 2006 Annual Report

Legacy of best practices:
Reclamation of the former adit
and mine complex at Hack
Canyon Mine has removed all
evidence of past activity.

Quaterra Resources Inc.	11

URANIUM

the known breccia pipes but identified more than 200 moderate to high priority targets with similar geophysical signatures. Although a detailed interpretation of the airborne survey data is in progress for prioritization of the targets, Quaterra is now commencing exploration drilling on the VTEM anomalies.

The VTEM airborne geophysical survey and resulting land acquisition program may have given Quaterra a unique advantage in the discovery of breccia pipes that do not reach the surface. A USGS Open File Report (OFR-89-550) shows the mapped locations of 1,296 pipes in the northern and southern Arizona Strip district. The highest density of pipes occurs in outcrops of Carboniferous age strata in the deeper canyons of the region. The density of pipes decreases dramatically below the cover of successive layers of younger sediments until fewer than two pipes are evident over a surface area of 500 square miles in the upper Triassic sequence. Clearly the upper level of stoping by collapse varies and many pipes may occur at depth and lie hidden with no surface evidence of a pipe throat. If these structures penetrate the Coconino Sandstone in a favorable area of the district, an orebody may exist with no pipe feature evident at the surface. To date, Hack 2 is the only “hidden” pipe ever discovered in the district. The number of mineralized pipes identified to date may represent only a small fraction of the number of hidden pipes that lie waiting to be discovered at depth. With continued exploration, the Arizona Strip may soon become one of the more significant producing uranium districts in the United States.

“Quaterra’s uranium initiative has positioned the Company as one of the largest claim holders in the northern Arizona Strip uranium district.”	Quaterra’s U.S. uranium properties

12 2006 Annual Report

Other uranium projects

Quaterra’s early entry into uranium exploration in the western United States allowed the acquisition of several key land positions over and immediately adjacent to formerly producing uranium mines in Utah and Wyoming. Most of the properties were acquired from North Exploration, which staked claims simply on the basis of high drill-hole densities in close proximity to old mines. Some of the properties represent the drilled out and defined “reserves” for uranium operations that were shut down in the 1980s due to low prices. Although nearly all of the Company’s mineral rights are now surrounded by claims of competing companies, its Wyoming and Utah assets give the Company a portfolio of opportunities, not only for possible future production, but also as bargaining chips to acquire other important uranium assets.

SINBAD
URANIUM MINE
Quaterra’s 100%-owned Sinbad properties include 16 unpatented lode claims and one state lease that control 960 acres of mineral rights over and adjacent to the Sinbad Uranium Mine, the namesake of the Sinbad Uranium District. Located in Emery County, Utah, the project is 20 miles southwest of Green River and less than one mile south of Interstate 70.

The Sinbad Mine was closed in 1982 due to rising costs and declining uranium prices. Uranium ore was mined via a decline to a depth of approximately 220 feet below the surface. An historic resource of approximately 300,000 pounds of U3O8 is thought to remain in the ground. The resource is not NI43-101 compliant, however. The mineralization is hosted by the sandstone and conglomerate of the Triassic Chinle Formation. Much of the probable extension to the mineralization is thought to be controlled by Quaterra’s Swell and QTQ mining claims that cover an area of historic drilling where holes are separated by a distance of less than 50 feet.

TIDWELL
MINING DISTRICT
Quaterra acquired the heart of the of the Tidwell mining district from North Exploration in 2005. Located 10 miles west of Green River in Emery County, Utah, the uranium district is on the east flank of the San Rafael Swell about three miles north of Interstate 70. The Company’s 20 lode mining claims cover 400 acres centered on an extensive area of grid drilling that includes more than 300 old surface holes around and between the Probe and Snow Uranium mines. The Company acquired a nearly complete data set for the Tidwell district in April 2007. The data includes the original gamma ray logs of approximately 630 drill holes and the shutdown reports of the Probe and Snow mines.

Atlas Minerals mined uranium ore from sandstone of the Salt Wash member of the Jurassic Morrison Formation in the Tidwell district until the price decline of the 1980s. During nine years of operation, underground mining operations to an average depth of approximately 800 feet at the Probe and Snow mines produced a total of 950,000 lbs of uranium from 250,000 tons of ore at an average grade of 0.19% U3O8 . The shutdown reports for the two mines report an historic geologic reserve calculated for the next 1.5 years of a possible future operation as totaling approximately 300,000 lbs in 60,000 tons of ore with an average grade of 0.25% U3O8 .

SHIRLEY BASIN
URANIUM MINE
Quaterra’s seven lode mining claims in the Shirley Basin Uranium District of east-central Wyoming control a key part of a grid-drilled area immediately adjacent to the eastern end of the main pit at the now reclaimed Shirley Basin Uranium Mine. Uranium mineralization at Shirley Basin occurs in roll fronts hosted in Tertiary arkosic sandstones and shales of White River Formation at a depth of 200 to 350 feet. From 1968 to 1986, Pathfinder Mines produced 22.7 million pounds of uranium from 6.7 million tons of ore averaging 0.17% U3O8 by open pit mining.  The last ore from the mine was processed in 1992. Old drill holes on Quaterra’s claims are spaced at 100 feet and less and are thought to have defined a key portion the future reserves of the pit before closure due to low uranium prices.

Quaterra Resources Inc.	13

COPPER

Yerington-
MacArthur
copper district

Yerington is a world-class copper district in western Nevada only 50 miles southeast of Reno. The global geologic resources of the district exceed 2.1 billion tons of 0.4% copper. Three large porphyry copper deposits (Yerington, Ann Mason, Bear-Lagomarsino), two large copper skarn deposits (Pumpkin Hollow and Minnesota) and one copper oxide deposit (MacArthur) represent a total district metal endowment of approximately 16 billion pounds of copper. Four junior exploration companies are now exploring this district which has been all but dormant for almost 30 years. Quaterra is well-positioned to play a major role in future district development, with a large land position at its fully stripped MacArthur copper oxide deposit and an option to acquire the Arimetco assets at the Yerington mine.

Oblique aerial photo of the Yerington pit looking northwest toward the MacArthur deposit.

Photo: J.L. Christman

15

COPPER

MacArthur Copper
Oxide Mine

Quaterra’s 100%-owned MacArthur mine is a fully stripped copper oxide deposit with a historic resource of 29 million tons grading 0.28% copper, including 13 million tons of +0.40% copper. The resource is at present not NI43-101 compliant. The Company acquired the deposit in 2005 from North Exploration and staked 236 additional mining claims that cover an area of approximately eight square miles around the existing open pit. Located only five miles north of the Yerington mine in Lyon County, the property has the infrastructure of a mature mining district.

Quaterra acquired Anaconda Copper Mining’s exploration and drilling database in August 2006 and commenced a review of the deposit geology and mineralization model using Datamine software. In April 2007, the Company commenced a drilling program to validate the historic data of the MacArthur deposit for a NI43-101 compliant resource estimate. The drilling program is also designed to expand the copper oxide resources and explore for a porphyry copper system that is believed to be the source of the MacArthur deposit.

Anaconda discovered copper oxide mineralization at MacArthur in 1971. Detailed geological mapping, systematic trenching, and approximately 56,000 feet of drilling in 280 vertical and angle percussion rotary holes outlined approximately 13 million tons of + 0.4% copper mineralization. Arimetco International Inc. purchased the Anaconda Yerington district properties in 1989 and mined a total of six million tons from the MacArthur deposit at an estimated grade of 0.36 % total copper using open pit methods. The oxide ore was trucked to heaps at the Yerington site where it was successfully processed using

Consulting geologist Fred Zoerner examines core
from Quaterra’s MacArthur drilling program.

Overleaf: Oblique aerial photo of MacArthur pit
and haul road looking south.

Photo: J.L. Christman

16 2006 Annual Report

COPPER

a solvent extraction electro-winning process. Arimetco suspended operations in 1998 due to financial difficulties resulting primarily from the low price of copper.

Copper oxide mineralization at MacArthur includes chrysocolla, copper wad (neotocite), pitch limonite and minor amounts of malachite and azurite, all hosted in medium-grained, biotite quartz monzonite. The Jurassic-age quartz monzonite has been intruded by a series of northwesterly-trending quartz monzonite porphyry, rhyolite and andesite dikes. The mineralization is zoned, with a chalcopyrite-rich (low iron to copper ratio) eastern area grading into a pyrite halo (high iron to copper ratio) to the north and west. Oxide mineralization overlies the chalcopyrite-rich area. Secondary chalcocite mineralization within the pyrite halo was discovered 1,500 feet north of the present pit by the U.S. Bureau of Mines in 1950. Three of the Bureau’s holes intersected chalcocite, with a best interval of 62 feet that averaged 0.61%

copper beginning at a depth of 241 feet. A review of historic drill data in this area indicates that the chalcocite blanket may extend over a distance of 7,000 feet.

The MacArthur deposit has significant potential for expansion, based on the lateral zonation of secondary copper minerals visible at surface, the presence of copper oxide mineralization in outcrops well beyond the present pit outline, a possible chalcocite blanket to the north of the pit, and a large, pervasive phyllic alteration zone to the north and west of the mine workings. Although the MacArthur project currently has no NI43-101 compliant resource estimate, the historical data from the project is substantial. With sufficient new drilling to verify the Anaconda data base, a formal resource can be calculated for the project. Quaterra believes that additional exploration drilling within and peripheral to the deposit may not only expand the oxide resource but also discover a primary copper sulfide deposit.

MacArthur geology and mineralization

20 2006 Annual Report

Above: North
Exploration geologist
Penny Basset examines
malachite staining in
the MacArthur pit.

Right: Consulting
geologists David
Heatwole and Larry
McIntosh review
drilling plans and
aerial photography of
the MacArthur pit.

Quaterra Resources Inc.	21

COPPER

Yerington Copper Mine

On May 1, 2007, Quaterra received the approval of the appropriate U.S. court to the acquisition by a subsidiary of Quaterra of all Arimetco assets in the Yerington Mining District. The purchase price comprises US$500,000 cash, 250,000 shares of Quaterra common stock and a 2% net smelter return royalty capped at US$7.5 million dollars on production from any claims owned by Quaterra in the Yerington and MacArthur mine areas. Quaterra may terminate the transaction at any time during a 180-day review period if it is dissatisfied with the condition of the property or fails to obtain requested environmental clearances for past mining-related activities. Under certain circumstances, the review period may be extended for additional successive 120-day periods.

The Yerington mine is a typical porphyry copper deposit. Anaconda conducted open pit mining from 1953 to 1978, producing 1.75 billion pounds of copper from oxide and sulfide ores. Mineralization occurs in the same Jurassic batholith that hosts the MacArthur deposit. Host rocks include quartz monzonite, granodiorite and quartz monzonite porphyry dikes. Copper mineralization is related to two porphyry intrusions in a sequence of pre- and post-mineral dikes. Chalcopyrite, bornite and chalcocite are the principle copper minerals in the primary sulfide zone; the principal oxide mineral is chrysocolla. Quaternary gravels cover the deposit around the pit, and post-

mineral Tertiary volcanic rocks form the western limit.

Subject to successful completion of due diligence, Quaterra plans to explore the property as part of its ongoing exploration drilling program at MacArthur. Significant tonnages of copper oxide and sulfide mineralization remain below and peripheral to the Yerington pit and much of the area between the pit and the MacArthur deposit remains under-explored. The potential acquisition of this property in the center of a prolific copper district provides Quaterra not only with additional exploration targets but increased flexibility when considering production alternatives.

Overleaf: Oblique aerial photo
of Yerington mine complex
looking south.

Photo: J.L. Christman

Below: The Yerington district,
visible in the background, has
a total metal endowment that
is believed to exceed 16 billion
pounds of copper.

COPPER-NICKEL SULFIDE/VMS

Alaska exploration

DUKE ISLAND CU-NI-PGE PROJECT, ALASKA

Quaterra’s 100%-owned Duke Island Cu-Ni-PGE prospect is located in southeast Alaska about 30 miles south of Ketchikan. The project consists of 129 unpatented Federal lode mining claims and 11 state of Alaska mining claims that cover an area of six square miles of multiple-use lands open to mineral development within the Tongass National Forest.

A detailed review of the Duke Island data in 2007 suggests that sulfide mineralization may be related to an elongate layered sill complex, not a typical Ural Alaska ultramafic intrusive. Similar layered intrusive complexes host some of the world’s largest copper-nickel systems. The study also identified several previously undrilled targets which will be evaluated by electromagnetic surveying during summer 2007 in anticipation of a 2008 drilling program.

Prior to discovery of significant accumulations of massive, semi-massive and disseminated sulfide mineralization, the Duke Island prospect was considered to be a classic zoned Ural-Alaska type mafic-ultramafic complex of mid-Cretaceous age. Many of the zoned ultramafic complexes in the Koryak-Kamchatka and Southeast Alaska belts are described and mapped as plug or pipe-like, concentrically zoned intrusions that are dome-like bodies originating from diapiric injection of ultramafic magmas, a type notably absent of economic nickel sulfide occurrences. The copper, nickel and iron contents at Duke Island are significantly elevated relative to most Ural-Alaska complexes and suggest that sulfide mineralization may be related to a layered mafic intrusive complex.

The Duke Island complex consists of two separate, well-exposed, ultramafic bodies interpreted to be parts of the same intrusive body at depth. Both intrusives are comprised of a dunite and peridotite core surrounded by concentric zones of olivine clinopyroxenite, hornblende-magnetite clinopyroxenite, and gabbro. The presence of dominantly ultramafic cumulates likely resulted from concentration of the mafic minerals by flow, settling and entrapment from a mafic magma, rather than an origin as an unusual ultramafic magma.

Geochemical, geological and geophysical data suggests that sulfide mineralization extends for over 8.5 miles along strike and up to 2.5 miles across strike with the ultimate dimensions of the system remaining open to expansion. Surface samples have returned up to 2.8% copper, 0.25% nickel and over one gram per tonne combined platinum plus palladium. Initial IP geophysical surveys suggest mineralization is cored by a high conductivity zone surrounded by a disseminated sulfide zone. Subsequent core drilling intercepted up to 295 feet of semi-massive to massive sulfide containing highly anomalous copper, nickel, platinum and palladium.

The Duke Island complex appears favorable for hosting additional areas of mineralization, at possibly higher sulfide concentrations and better metal grades. Future exploration will investigate potentially more basal and more dynamically active portions of the ultramafic contact zones in a low-lying area with essentially no outcrop to the north and east of earlier drilling, where numerous moderate to strong airborne EM conductors remain untested.

BIG BAR VMS PROJECT,
SEWARD PENINSULA, ALASKA

Quaterra’s 100%-owned Big Bar project, located 110 miles northeast of Nome, is a copper-lead-zinc prospect covering a 4,000-foot long soil anomaly delineated by Anaconda in the early 1980s. Soil samples containing up to 1,920 ppm copper occur in felsic schist on the property. Gossans collected as float from the anomaly contain up to .06 g/t Au, 1.6 opt Ag, 4,260 ppm Cu and 3,900 ppm Zn.

During the second quarter of 2006, a three-hole 1,470-foot core-drilling program tested a strike length of approximately 1,000 feet near the center of the geochemical anomaly. The holes intersected uneconomic zones of disseminated pyrite and stringer sulfides but no massive sulfide mineralization.

Quaterra’s initial phase of drilling examined only a small portion of the Big Bar anomaly. The geology of the drilled section is favorable for massive sulfide mineralization, but does not give a clear indication of where the sulfides may have accumulated. To evaluate the possibility of massive sulfides at depth or in adjacent areas, the Company contracted Fugro Airborne Surveys Corp. to conduct an 85 line-mile airborne EM-magnetometer survey covering an area of 15 square miles centered over the geochemical anomaly. The survey was completed in September 2006 and identified a number of anomalies adjacent to the geochemical anomaly that will be field-checked during the summer of 2007.

26 2006 Annual Report

GOLD & SILVER

Mexico

Quaterra’s work in Mexico prior to 2006 focused primarily on the Nieves silver prospect in Zacatecas State and the Crestones gold prospect in Durango State. In 2006, Quaterra began reconnaissance exploration for new gold-silver deposits in Durango State, a program spearheaded by the Company’s Manager of Mexican Exploration Tom Turner. Both the Nieves and Crestones properties will be drilled during 2007. Quaterra plans to drill some of its new prospects described below in 2008, if mapping and sampling in 2007 are successful in defining drill targets.

CRESTONES GOLD AND SILVER PROJECT

The Company’s 100%-owned Crestones project is located in central Durango. In 2003, the Company staked a 2,100 hectare claim to cover a hot spring gold-silver prospect. In 2004 and early 2005, reconnaissance mapping and sampling programs were completed over an area of about 3.5 square miles. The Company staked an additional 3,547 hectare claim in 2006 and completed detailed mapping. The work delineated a hot spring gold-silver target with widespread silicification, flat-lying silica sinter aprons and quartz veining along high-angle, graben faults. Rock chip samples show anomalous Au-Ag values with occasional spikes up to ore grade; and strongly anomalous mercury, arsenic and antimony values which are typical of the upper levels of hot spring-related gold-silver mineral systems. The level of exposure is clearly above the boiling zone and the gold numbers are consistent with those found in the top of epithermal gold systems.

The property was geologically mapped at a 1:5,000 scale and six holes totaling 3,042 meters have been recently completed with assays pending. The drill program is designed to test the outcropping breccia zones and has been complicated by the presence of listric faults. There are zones of silicified limestone beneath the listric faults with weak pyrite-sphalerite mineralization. A grid IP geophysical program is planned to test for blind mineralization beneath the faults. The drill program will be extended to the alluvial covered fields southwest of Crestones to test for the feeder vents of the Crestones hydrothermal system.

Quaterra’s Manager of Mexican Exploration Tom Turner (right) and consulting geologist Sergio Razo Nuñez (left) began reconnaissance exploration in 2006 to identify new gold-silver deposits in Durango State.

Crestones is geologically complex. The oldest rock type is the Cretaceous Mescalera Group limestone. A 40 million-year-old granodiorite cuts the limestone forming a circular four kilometers diameter stock. It is rimmed by a band of hornfelsed limestone up to a kilometer in width that grades outward into a weak tremolitic marble.

The Crestones hydrothermal mineral system is located along the western contact of the granodorite stock and was emplaced in a northwest-striking fault system. Two parallel bands of sheeted hydrothermal breccias, small quartz porphyry stocks and felsite dikes compose the Crestones system. The breccia has been classified into four breccias based on clast types and matrix composition: mixed clast breccia, silica matrix breccia, silicified limestone breccia and sinter matrix breccia.

Quaterra Resources Inc.	27

GOLD & SILVER

The two breccia bands are separated by about a kilometer of silicifed and hornfelsed limestone and fresh granodiorite with numerous five to 15 meter thick breccia and felsite dikes. There is a third silica breccia band at the north end of the property that is about two kilometers in strike length. It is also cut by a low angle listric fault with its north half ostaset about 250 meters to the northeast.

NIEVES SILVER PROJECT

The Company owns a 50% interest in the Nieves silver property located in northern Zacatecas State, Mexico, about 90 kilometers north of Penoles’ world-class Fresnillo silver mine. The project occurs within a northwest trending mineral belt known as the Faja de Plata, which hosts many of the world’s premier silver deposits including San Martin, Fresnillo, Zacatecas and Real de Angeles. The Company’s land block consists of 15 mineral concessions covering an area of approximately 50 square kilometers (18 square miles). Mineralization is related to a low temperature silver-gold-lead-zinc epithermal vein system similar to the world-class Fresnillo and Zacatecas Districts in central Zacatecas.

Three phases of exploration drilling (32 holes, 16,367 meters) completed by Quaterra and partner Blackberry Ventures from 2003 to 2006 have demonstrated that the Concordia-Delores-San Gregorio and Santa Rita vein systems have excellent potential for both narrow zones of + 500 g/t silver as well as lower grade stockwork mineralization that may represent a bulk tonnage target.

An Independent Technical Report completed by Caracle Creek International Consulting Inc. on behalf of the Company and Blackberry in November 2006 concluded that excellent potential exists to find additional high-grade silver shoots both within the known vein systems and the abundant untested drill targets remaining on the property. Caracle recommended:

  A program including structural analysis, 3D modeling and data compilation including satellite image analysis; and,
  An aggressive 10,000-meter drilling program to infill zones on the Concordia-San Gregorio-Delores vein system and to test other targets on the large land block.

A recently completed satellite image analysis has identified additional targets for field checking. A two-phase 10,000-meter drilling program is scheduled to begin in June or July 2007 following completion of compilation work, field mapping and selection of drill targets by the Company and Blackberry.

Other Mexican projects

RECONNAISSANCE PROGRAM

Twelve new concessions covering eight distinct exploration targets have been staked in southern and central Durango. These concessions total 37,335 hectares in area and are 100% owned by Quaterra Resources. Field offices were established in Inde and Isabel Robles, Durango. Most importantly, four experienced exploration geologists have joined the Company. Work programs for each of the staked properties listed below will include mapping and sampling to evaluate overall area prospectivity and to define potential drill targets.

MIRASOL PROJECT

Mirasol was the first prospect identified and staked in 2006. In total, there are now seven concessions at Mirasol that cover an area of 23,414 hectares. The initial Mirasol concession was staked on an approximate 35-square-kilometer area of silicified and brecciated limestone with showings of stibnite-cinnabar. The alteration appears to be an acid sulfate hydrothermal system and extends east under post mineral conglomerate cover. Continued reconnaissance geologic mapping in the Mirasol area discovered a second showing of acid sulfate style alteration at Cerro Blanco, about 10 kilometers east of Mirasol and a 10 square kilometer area of silicified conglomerate to the immediate south of Cerro Blanco which is referred to as the Rio Santa Clara prospect.

Cerro Blanco 3 was the last concession staked in the Mirasol area. The 5,329 hectare concession covers a prominent ridge, Loma La Sierra, located 15 kilometers east of Mirasol. Loma La Sierra strikes southeast parallel to the regional tectonic fabric and is composed of Cretaceous limestone cored by a hydrothermal diatreme breccia that strikes along the crest of the ridge for a distance greater than four kilometers. It varies from 200 to 600 meters in width. The breccia has a milled felsite matrix and has been intruded by a series of late felsite dikes. It appears to be very similar to the Peñasco and Azul breccias at the Peñasquito gold-silver-lead-zinc project now owned by Goldcorp Inc. in Zacatecas state.

Mirasol, Cerro Blanco and Rio Santa Clara are interpreted to be excellent targets for a large tonnage, disseminated to veinlet stockwork gold-silver (lead-zinc) deposits within the advance silicified limestone alteration shell. Loma La Sierra is considered to be a hydrothermal diatreme breccia with potential for the discovery of Peñasquito-style gold-silver-lead-zinc deposit.

28 2006 Annual Report

Exploration drilling on the Crestones property tested breccia zones that are characteristic of the upper levels of hot spring-related gold-silver systems.

LAS AMERICAS PROJECT

The Americas prospect is located 30 kilometers southwest of Mirasol. It is covered by two concessions that total 9,481 hectares that abut Hecla’s San Sebastian Mine to the southwest.

This prospect sits in a relatively flat area underlain by the Caracol Formation. Three northwest-striking bands of hydrothermal silica with a cross-cutting band of silica form prominent outcrops or crestones. The size and extent of the silica crestones is impressive with individual outcrops of sinter extending up to 30 meters above the plain with strike lengths up to 200 meters and widths of 50 meters. In general, the three northwest-trending silica sinter bands form an alteration band about 200 meters wide with a cululative two kilometers strike length.

Americas was a productive mercury mine in the 1950s as attested by the numerous old workings, ruins and large dumps with disseminated cinnabar along the flanks of the silica crestones. The dumps are composed of silica sinter with fine-grained cinnabar as a coating on fractures.

The prospect is interpreted to be favorable for the discovery of large tonnage open-pittable gold-silver deposits as well as high grade vein gold-silver deposits in and adjacent to the silica ribs. The proximity of Hecla’s San Sebastian Mine is indicative of the discovery potential at Las Americas.

JABONCILLO PROJECT

Jaboncillo is composed of a 1,689 hectare concession that centers on a cluster of low hills about 12 kilometers north-northwest of Excellon’s Platosa Mine at the north end of the Mapimi Mining District.

The prospect consists of a flat V-shaped hill on the north edge of the Sierra Bermejillo. There is an elongate northwest ring of small knobs about a kilometer in diameter on the east side of the hill. These small hills or knobs are composed of hot spring silica sinter breccia that sits unconformably on tan hematite and argillic-altered limestone cut by felsite dikes. This is the same limestone that hosts the Platosa deposit.

The silica appears to be a massive subsurface sinter deposit. It is characterized by a breccia texture with 40% <6 cm diameter sinter and quartz porphyry intrusive clasts in a vuggy sinter matrix sprinkled with clear quartz eyes. The silica breccia occurs on the junction of a northwest-striking range front normal fault that bounds the east side of the Sierra Bermajillo, and a second fault that strikes northeast across the northern tip of the sierra.

The exploration target is a limestone-hosted Au-Ag-Pb-Zn deposit hosted in the breccia at depth or a skarn deposit along the contact of a buried quartz porphyry stock.

INDE PROJECT

The two Inde concessions total 3,151 hectares and adjoin the Crestones concession to the east.

Inde has two geologically distinct exploration targets. The western target centers on the two-kilometer-wide Inde graben hosted in Cretacesou limestone. It is filled with Tertiary andesite tusta. The graben strikes northwest and curves to the north-northeast as it passes the village of Inde. Along this curve, there are a series of silica-sericite-pyrite altered bands that form a large open stockwork across the graben. The individual altered bands are on the order of 100 to 200 meters in width and up to four kilometers along strike. They are the host for the abandoned Carambolla mine which consists of disseminated and veinlet copper-silver mineralization in altered andesite. Additional showings of galena-sphalerite mineralization have been found elsewhere in the altered bands.

The second target lies to the east of the Inde graben and consists of a four by three kilometer area of hydrothermally-altered limestone. The alteration consists of diopside hornfels to prograde garnet skarn with patches of retrograde skarn. It is cut by abundant narrow dikes of propylitic-altered grano-diorite. Both the altered limestone and granodiorite dikes are cut by a series of one to four meter quartz-carbonate veins with patches of disseminated stibnite-sphalerite-galena-tetrahedrite.

Quaterra Resources Inc.	29

BIOGRAPHIES

One of the industries most
talented and successful teams

BOARD OF DIRECTORS

Thomas C. Patton, B.Sc., M.Sc., Ph.D.
President & CEO, Director

Dr. Patton graduated from the University of Washington in 1971 (Ph.D.) and has worked in the exploration industry for thirty-five years as a field geologist, consultant and executive officer of both junior and senior mining companies. His work has been primarily in North America, where he and his teams have played major roles in several significant discoveries and reserve expansions of existing operations. Before joining Quaterra on a full-time basis, Tom was President and COO of Western Silver Corporation from 1998 to May 2006. The highlights of this period were the discovery and delineation of the world-class Peñasquito silver-gold-lead-zinc deposit in Zacatecas, Mexico, and the subsequent sale of the company to Glamis Gold Ltd.

Eugene Spiering
VP Exploration, Director

Mr. Spiering has over 28 years of experience in the mining exploration industry. He most recently held the position of Vice President, Exploration at Rio Narcea Mines Ltd., where he managed a team that discovered two gold deposits and completed the fi nal definition of one nickel deposit in Spain. All three of these deposits are currently in production. Prior to his tenure at Rio Narcea, Mr. Spiering held the position of senior geologist with Energy Fuels Nuclear, Inc. where his responsibilities included drilling supervision, geologic mapping, and ore reserve calculations related to uranium exploration in northern Arizona and gold exploration in the western U.S. and Venezuela. He received his Bachelor of Science-Geology degree from the University of Utah.

Robert J. Gayton, Ph.D., FCA
Director

Robert J. Gayton graduated from the University of British Columbia in 1962 with a Bachelor of Commerce and in 1964 earned the chartered accountant (CA) designation while at Peat Marwick Mitchell. Mr. Gayton joined the Faculty of Business Administration at the University of British Columbia in 1965, beginning 10 years in the academic world, including time at the University of California, Berkeley, earning a Ph.D. in Business.

Mr. Gayton rejoined Peat Marwick Mitchell in 1974 and became a partner in 1976 where he provided audit and consulting services to private and public company clients for 11 years. Mr. Gayton has directed the accounting and financial matters of public companies in the resource and non-resource fields since 1987. He currently serves as a director for fi ve public companies.

John R. Kerr
Director

Mr. Kerr holds bachelor degrees in applied science and geological engineering from the University of British Columbia. Over the course of a career of more than 30 years he has been continuously engaged in mineral exploration and has extensive field experience throughout North America. Mr. Kerr has been a geological consulting engineer since 1970 and has held senior positions with a number of public companies, both as an officer and director. He has been involved with the discovery of a number of significant mineral deposits, including two producing mines and two additional projects currently awaiting production decisions.

Lawrence Page, QC
Director

Lawrence Page obtained his law degree from the University of British Columbia in 1964 and was called to the Bar of British Columbia in 1965. Thereafter he studied labor law and industrial relations in Sydney, Australia, as a Commonwealth Scholar, returning to active practice in Vancouver in 1967. In 1970, he was a founding partner of Worrall and Page where he practiced until 1995. He currently practices on his own in Vancouver. Mr. Page’s preferred areas of practice are commercial litigation, native law, natural resource law and securities law. He has been admitted to the Bar of Ontario for the purpose of acting as counsel in specified litigation. Mr. Page was awarded the distinction of Queen’s Counsel in 1988. Through his experience with natural resource companies and, in particular, precious metals development, Mr. Page has established a unique relationship with financiers, geologists and consultants and has been counsel for and a director of Corona Corporation (now Homestake) and Prime Resources Corporation which have brought into production and operate Canadian gold mines. He currently serves as a director for nine public companies.

Roy Wilkes
Director

Mr. Wilkes recently retired as president of Washington Group International’s Mining Business Unit. As leader of this group he participated in many developing mining projects throughout the world, including Latin America, Canada, Europe and the United States. Mr. Wilkes was also the Chief Operating Officer of Santa Fe Pacific Gold Corporation during the expansion of its Nevada operations. He was also involved in the development of such projects as Greens Creek, Alaska; Stillwater, Montana; and Las Pelameres in Chile, while serving as Senior Vice President of Business Development for Anaconda Minerals. Mr. Wilkes is a graduate mining engineer from the Montana School of Mines.

MANAGEMENT & CONSULTANTS

Thomas C. Patton, B.Sc., M.Sc., Ph.D.
President & CEO, Director

Eugene Spiering
VP Exploration, Director

Scott B. Hean, MBA
CFO, Manex Resource Group of Companies

Mr. Hean has held senior management and executive positions with J.P. Morgan of New York, primarily financing junior oil and gas companies and Bank of Montreal as Senior Vice President and Managing Director responsible for financing in the natural resources sectors in North America. Currently he is a director and Chair of the Audit Committee, Sabina Silver Corporation and Chair, Bill Reid Trust. He has also served on numerous not-for-profit Boards, including Outward Bound and B.C. Children’s Hospital. He graduated from Simon Fraser University, British Columbia, in 1973 and from the Ivey School of Business, London, Ontario, in 1975 with an MBA. Recently, Mr. Hean graduated from the Institute of Corporate Directors, Directors Education Program.

Thomas R. Turner, B.Sc., M.Sc.
Manager of Mexican Exploration

Mr. Turner graduated from Michigan Technological University and has worked as an exploration geologist in various techni-

30 2006 Annual Report

cal and managerial capacities for 34 years. His work experience extends from Alaska to Ecuador and includes management of exploration projects for numerous types of precious and base metal mineral systems, both for major mining companies and junior exploration companies. For the last eleven years, he has worked exclusively in Mexico and Central America. He was a consultant to Western Silver Corporation from 1998 to 2006 and managed its Mexican exploration programs including its Peñasquito project, which culminated in the discovery of two world-class gold-silver-lead-zinc deposits and the discovery of economic gold-silver mineralization at the nearby Noche Buena project, and the Company’s sale to Glamis Gold Ltd. in May, 2006. Prior to joining Western Silver, Mr. Turner managed Mar-West Resources Ltd.’s exploration projects in Guatemala which resulted in the discovery of the Cerro Blanco hot spring gold deposit. Cerro Blanco is currently the subject of a feasibility study by Glamis Gold Ltd., which acquired Mar-West in 1998.

Hector J. Fernández, G. B.Sc.
Consulting geologist

Mr. Fernández graduated from the University of San Luis Potosi, Mexico, in 1973 and has worked in exploration for 32 years as a field geologist, consultant and exploration manager for senior mining companies. Before joining Quaterra in 2003, he worked for Minera Cuicuilco (Cyprus) from 1974 to 1986, and was directly responsible for the Cieneguita (Chihuahua, Mexico) gold-silver mine discovery that was sold to Glamis Gold Ltd. From 1990 to 1996, he worked as Mexico’s Exploration Manager for Minera San Bernardo (ASARCO). From 1999 to 2002, he worked for Quebec Iron and Titanium (RTZ) in its Pluma Hidalgo (Oaxaca, Mexico) project. Mr. Fernández has been responsible for Quaterra’s Nieves silver project in Zacatecas, Mexico, since the last quarter of 2003, and he is currently preparing to begin drilling the Company’s Crestones project in Durango, Mexico.

Curtis J. Freeman
President of Avalon Development Corporation, a consulting mineral exploration firm, Fairbanks, Alaska

Curt earned his Bachelor’s degree in Geology in 1978 from the College of Wooster, Ohio, and his Master’s Degrees in Economic Geology in 1980 from the University of Alaska. Curt has been employed in the minerals industry in Alaska, the Yukon, the western United States, Central America, South America, New Zealand and Africa for the past 25 years. Curt is a U.S. Certified

Professional Geologist (CPG #6901) and is a licensed geologist in the State of Alaska (Lic. # AA 159). He is a member and past director of the Alaska Miners Association, Society of Economic Geologist, Geological Society of Nevada, British Columbia and Yukon Chamber of Mines and Prospectors and Developers Association of Canada. Curt also serves on the University of Alaska Department of Geology Advisory Board and the State Division of Geological and Geophysical Survey Geologic Mapping Board. Curt has worked for and consulted for numerous major and junior mining companies in addition to consulting for individuals. Curt and his team of professionals have been involved in a number of gold, silver, platinum group and base metal discoveries in Alaska and other parts of the world.

Roman Friedrich III
Financial advisor

Mr. Friedrich has been an investment banker to the mining and metals industries for over twenty years. Immediately prior to establishing Roman Friedrich & Company, he was the Managing Director at TD Securities responsible for its global mining M&A business. Early in his career he spent ten years at the Chase Manhattan Bank where among other positions he was Vice President for Latin America, President of Chase Manhattan Canada Limited, and Managing Director responsible for North American investment banking. From 1979 to April 1991 he was a partner at Burns Fry, a Managing Director at First Chicago and a partner at Wood Gundy. In 1991 he was a founding partner of the New York office of Lancaster Financial Corporation (a firm specializing in mergers and acquisitions). TD Securities, a subsidiary of Toronto Dominion Bank, acquired Lancaster in 1994. Leaving TD in April 1997, he started Roman Friedrich & Company in July the same year. Over his career, he has provided numerous companies with advice on acquisitions, mergers and divestitures, as well as providing valuations and fairness opinions to companies in the mining, metals and other industries. His investment banking activities have included the raising of equity and debt capital to the arranging of project finance. He holds a B.A. from Rutgers University and attended business school at New York University. Mr. Friedrich is on the Board of Directors of StrataGold Corporation, Gateway Gold Corp., GFM Resources Ltd., and is Chairman of Dreman Claymore Dividend and Income Fund. Mr. Friedrich is also President of GFM Resources Ltd. Mr. Friedrich is an independent director of a family of closed end mutual funds and ETFs managed by Claymore Investments Inc.

Charles C. Hawley, B.A., Ph.D.
VP Exploration, Alaska

A director and Chairman of Piper Capital, Inc., Dr. Hawley graduated from Hanover College, Indiana, with a B.A. in geology in 1951 and joined the U.S. Geological Survey in 1952 after graduate studies at the University of Wisconsin. He earned a Ph.D. in geology from the University of Colorado in 1963. Dr. Hawley worked for the Geological Survey until 1968. During his Survey years he specialized in uranium, precious metals, and beryllium primarily in the Rocky Mountain states. Since 1969, he has worked in the exploration industry as a field geologist, consultant and executive officer of junior mining companies, mainly in Alaska. Dr. Hawley has been instrumental in developing coal resources in the Wishbone, Beluga, and Nenana fi elds and precious metals and copper in the Alaska Range, Seward Peninsula and Brooks Range. In addition to his field studies, he served as Executive Director of the Alaska Miners Association from 1976 to 1979 and on the National Advisory Committee to the U.S. Bureau of Land Management from 1989 to 1992 where he chaired the Mining Law Task Force. He is a member of SME and Fellow of the Society of Economic Geologists. He is registered as a geologist in the State of Oregon and is a Certified Professional Geologist in the AIPG.

Abelardo Garza Hernández, B.Sc.
Consulting geologist, registered surveyor, landman and environmental consultant, México

Mr. Garza graduated from the University of Texas at Austin in 1975, and has worked in the mining and exploration industry for the last 30 years as a field and mine geologist, consultant, landman, legal representive and administrator of Mexican subsidiaries of both junior and senior mining companies. His work has been in North America, where he has played major support roles in several succesful exploration projects, including the world-class Peñasquito silver-gold-leadzinc deposit in Zacatecas, Mexico, and the subsequent sale of the company to Glamis Gold Ltd. Prior to becoming a consultant, he worked for Exxon, Industrial Minera México, Grupo Frisco up until 1984, and since then he has been an independent consultant, having provided services to many different companies such as Quaterra and Southern Silver, among others. Mr. Garza is a member of the Asociación de Ingenieros de Minas, Metalurgistas y Geólogos de México and the Society for Mining, Metallurgical and Exploration Inc. (SME), and a registered surveyor in México.

Quaterra Resources Inc.	31

Patrick Hillard, B.Sc., M.Sc.
Consulting exploration geologist

Mr. Hillard graduated from the New Mexico School of Mines in 1969, and has worked in mining exploration for 37 years, with a significant portion of this time in supervisory positions. His work has been in North America, South America, Papua New Guinea and Spain. He has participated in the discovery of several uranium orebodies, and was in charge of exploration teams which discovered several breccia pipe orebodies which became profitable mines. He was Vice-President of Exploration for Arequipa Resources and played a significant role in the discovery of the Pierina gold orebody in Peru, after which Arequipa was bought out by Barrick Gold Corporation. Mr. Hillard was Chief Geologist for Western Nuclear, a Phelps-Dodge subsidiary, and Manager of Exploration for Energy Fuels. He is a member of the American Institute of Mining and Metallurgical Engineers.

Joseph R. Inman, B.Sc., M.Sc.
Consulting geophysicist, explorer

Mr. Inman graduated from the University of Utah in 1973 (M.Sc.) and has more than 30 years experience in mineral exploration and environmental studies. He has extensive experience and expertise in nearly all geophysical methods including magnetics, gravity, induced polarization/resistivity (IPR), electromagnetics including both time-domain EM and frequency-domain EM (CSAMT, MaxMin), and radiometrics all in airborne, ground and downhole configurations. Recent experience and areas of interest include the application of seismic methods to mineral exploration as well as data inversion techniques of all geophysical data sets, including integrated earth modeling. Mr. Inman has been involved in all aspects of applying geophysics to exploration including survey design (technical specifications), data acquisition, contractor evaluation and selection, data processing and interpretation. He was a key member of the exploration teams that discovered the Crandon, Wisconsin, VMS deposit; and the A154 and Tli Kwi Cho kimberlite deposits, NWT, Canada. Most recently he provided and managed geophysics programs for the Western Silver team that explored and expanded the Peñasquito, Mexico, discovery into a world-class silver-gold-lead-zinc deposit. Prior to becoming a consulting geophysicist, he was Director of Technical Support and Services at Kennecott Exploration, responsible for ensuring Kennecott’s geologists, geophysicists and data managers had knowledge of, access to and made best use of state-of-the-art exploration methods including geophysics, geochemistry, remote sensing and data/ information management technologies. Mr. Inman is a member of the Society of Exploration Geophysicists and a registered professional geophysicist in the state of California.

Gerald Prosalendis
Corporate advisor

Mr. Prosalendis is a corporate advisor who specializes in markets, corporate development, shareholder relations and the media. He was Vice President Corporate Development of Western Silver Corporation and was involved in the successful sale of the company in 2006 to Glamis Gold Ltd. for $1.6 billion. He was Vice President Corporate Development of Dia Met Minerals Ltd. and was a member of the team that developed the Ekati Diamond Mine. He was involved in initiating the marketing campaign for Ekati diamonds and the sale of Dia Met to BHP Billiton for $687 million in 2001. Mr. Prosalendis has been a consultant to Anderson & Schwab Inc., a mineral and business firm based in New York, a Senior Counselor for James Hoggan & Associates of Vancouver, an advisor to public and private companies and Business Editor of The Vancouver Sun. He also worked as a financial services analyst for a brokerage firm.

CORPORATE DIRECTORY

Board of Directors

Thomas C. Patton.
Eugene Spiering
Robert J. Gayton
John R. Kerr
Lawrence Page, QC
Roy Wilkes

Officers

Thomas C. Patton
President and CEO
Eugene Spiering
VP Exploration
Scott B. Hean
CFO

Transfer Agent and Registrar

C.I.B.C. Mellon Trust Company
1177 West Hastings Street
Vancouver, B.C., V6C 3X1
Canada

Auditors

Smythe Ratcliffe
7th Floor, Marine Building
355 Burrard Street
Vancouver, B.C., V6C 2G8
Canada

Corporate Office

Suite 1100, 1199 West Hastings Street
Vancouver, B.C., V6E 3T5
Canada
Tel: 604-681-9059
Fax: 604-688-4670
Toll Free: 1-888-456-1112
Website: www.quaterraresources.com

Cusip No.

747952 109

Shareholder Information

Listing: TSX-V: QTA
Shares outstanding			78,104,820
Options outstanding			5,427,000
Warrants outstanding			2,623,928
Fully diluted			86,155,748
(As at Dec. 31, 2006)

Share trading information (fiscal 2006)

	High	Low	Shares
Q1	1.35	0.52	12,145,400
Q2	2.49	1.16	13,249,700
Q3	1.84	1.10	4,252,700
Q4	2.75	1.33	3,684,100

Concept: Gravitas Advisors; Design: Pacific Redwood Marketing

32 2006 Annual Report

1550 – 1185 West Georgia Street,
Vancouver, BC, V6E 4E6
Tel: 604-684-9384	Fax: 604-688-4670
www.quaterraresources.com

Management’s Discussion and Analysis

In respect to the Year ended December 31, 2006

Dated: March 20, 2007

Index Page

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the year ended December 31, 2006

A. Introduction

The following Management Discussion and Analysis (“MD&A”) of the operating results and financial condition of Quaterra Resources Inc. (the “Company”) compares results for the year ended December 31, 2006 (“Q4”) to the same period in the previous year. These statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2006. All notes referenced herein may be found in the consolidated financial statements.

The financial statements were prepared in accordance with Canadian generally accepted accounting principles. This MD&A, dated as of March 20, 2007, was prepared to conform to National Instrument 51-102 F1 and was approved by the Board of Directors prior to release.

The Company is a reporting issuer in British Columbia and Alberta and its shares trade on the Tier 2 Board of the TSX Venture Exchange (“TSX”) under the symbol QTA.

The Company’s reporting currency is the Canadian dollar and all dollar amounts are in Canadian dollars, unless otherwise indicated. Some numbers in this MD&A have been rounded to the nearest thousand for discussion purposes.

Certain forward-looking statements are discussed in the MD&A with respect to the Company’s activities and future financial results. These are subject to significant risks and uncertainties that may cause projected results or events to differ materially from actual results or events.

Additional information relating to the Company, including detailed drill results previously disclosed in news releases, is available on SEDAR at www.sedar.com. Terms of property option agreements are described more fully in the notes to the consolidated financial statements.

B. Qualified Person

Dr. Thomas C. Patton, P. Geo., the President and Chief Executive Officer of the Company, is the qualified person responsible for the preparation of the technical information included in this MD&A. Dr. Patton graduated from the University of Washington in 1971 (Ph.D.) and has worked with both junior and senior mining companies. His exploration efforts have concentrated on North America and have resulted in several significant discoveries and led to the expansion of mineral reserves at existing operations. He served as the President and Chief Operating Officer for Western Silver Corporation from January 1998 to May, 2006. Previously, Dr. Patton held senior positions with Rio Tinto PLC and Kennecott Corporation. Dr. Patton is a member of the Society of Economic Geologists and the American Institute of Mining & Metallurgical Engineers.

Eugene Spiering joined the company on January 10, 2006 as Vice President of Exploration. Mr. Spiering has over 28 years of experience in the mining exploration industry. He most recently held the position of Vice President, Exploration at Rio Narcea Mines Ltd., where he managed a team that discovered two gold deposits and completed the final definition of one nickel deposit in Spain. All three of these deposits are currently in production. Prior to his tenure at Rio Narcea, Mr. Spiering held the position of senior geologist with Energy Fuels Nuclear, Inc. where his responsibilities included uranium exploration in northern Arizona and gold exploration in western US and Venezuela. He received his Bachelor of Science-Geology degree from the University of Utah. Mr. Spiering is a member of the Society of Economic Geologists, the Australasian Institute of Mining and Metallurgy and the American Association of Petroleum Geologists.

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the year ended December 31, 2006

C. Exchange information and conversion tables.

For ease of reference, the following information is provided:

U.S. Dollars to Canadian Dollars
		December 31,
		2006	2005

Rate at end of period		1.16640	1.16600
Average rate for period		1.13461	1.21173
High for period		1.17960	1.27320
Low for period		1.09260	1.14240

www.oanda.com

Conversion Table
Imperial			Metric

1 Acre	=	0.404686	Hectares
1 Foot	=	0.304800	Metres
1 Mile	=	1.609344	Kilometres
1 Ton	=	0.907185	Tonnes
1 Ounce (troy)/ton	=	34.285700	Grams/Tonne

Information from www.onlineconversion.com

Precious metal units and conversion factors

ppb	- Part per billion	1	ppb	=	0.0010	ppm	=	0.000030	oz/t
ppm	- Part per million	100	ppb	=	0.1000	ppm	=	0.002920	oz/t
oz	- Ounce (troy)	10,000	ppb	=	10.0000	ppm	=	0.291670	oz/t
oz/t	- Ounce per ton (avdp.)	1	ppm	=	1.0000	ug/g	=	1.000000	g/tonne
g	- Gram
g/tonne	- gram per metric ton	1	oz/t	=	34.2857	ppm
mg	- milligram	1	Carat	=	41.6660	mg/g
kg	- kilogram	1	ton (avdp.)	=	907.1848	kg
ug	- microgram	1	oz (troy)	=	31.1035	g

Information from www.onlineconversion.com

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the year ended December 31, 2006

D. Description of Business

The Company acquires and explores mineral properties in the Americas. It is currently exploring for base and precious metals in Alaska, uranium in Arizona, copper in Nevada and precious metals in Mexico.

E. Description of Mineral Properties

(i) Nieves Property – Mexico

The Company has a 50% interest in 15 mineral concessions covering an area of approximately 48 square kilometers (18 square miles) located in the State of Zacatecas, Mexico. The Nieves Project lies within a northwest trending mineral belt known as the Silver Belt or Faja de Plata, which is based on the northwest alignment of a narrow band of silver mining districts of San Martin, Fresnillo, Zacatecas and Real de Angeles.

Silver was discovered on the claim block in the mid-1500's and sporadic work occurred thereafter on two vein systems until the start of the Mexican Revolution in 1910. No modern exploration took place until the mid-1990's.

Effective January 16, 1995, the Mexican concessionaires entered into an option agreement with Kennecott Exploration Company (“Kennecott”) that allowed Kennecott to explore and acquire the property by making specified option payments over five years, and advance minimum royalty payments (“AMR”) as defined in the “Underlying Agreement”. On March 13, 1998, Kennecott transferred its rights under the Nieves option to Western Silver Corporation (“Western”) in consideration for a 2% net smelter royalty (“NSR”) on certain core claims and a 1% NSR on others. Western subsequently assigned its rights to Nieves as specified in the “Underlying Agreement” to the Company on March 26, 1999, in consideration for 1,444,460 common shares at $0.20 per share ($288,892). In addition, the Company issued 360,000 common shares at $0.20 per share ($72,000) to the concessionaires in lieu of the US $50,000 option payment otherwise due under the terms of the Underlying Agreement.

The payment schedule in the Underlying Agreement was amended on November 22, 1999, February 11, 2000 and May 2002, such that US $30,000 was paid in January 2000, US $15,000 in May 2002 and US $25,000 in January 2003, for a total of US $70,000. AMR payments of US $75,000 are due on or before January 26 each year from 2004 until the commencement of commercial production.

Drilling conducted over the past years by Kennecott and Western intersected narrow zones of 500g/t silver that were interpreted to be the high level expression of a large, silver-rich mineralized system. Subsequently, the Company completed magnetic and CSAMT/IP geophysical surveys followed by three phases of exploration drilling that tested a number of prospective anomalies. The work delineated a large hydrothermal system with minimal erosion and several features in common with the high-grade Fresnillo silver district 90 kilometers to the south.

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the year ended December 31, 2006

E. Description of Mineral Properties, continued

(i) Nieves Property – Mexico, continued

Boiling textures observable in drill core at depths of 150-200 meters below surface mark the top of the mineralized vein zone. Both the Concordia-San Gregorio and the Santa Rita vein systems have excellent potential for narrow high-grade silver veins over a strike length of approximately 1.5 kilometers and a vertical extent of 300 meters. The near surface mineralization exposed on San Gregorio Hill and along the Santa Rita vein on Santa Rita Hill is interpreted as manto style (rootless) mineralization trapped in porous sediments at the base of Tertiary volcanic rocks. The last phase of drilling, completed in March of 2006, confirmed the continuity of mineralization within the Concordia vein system and upgraded the high grade silver potential of the eastern Santa Rita zone with an intercept of 5.9 meters averaging 104 g/t silver, 0.23% lead and 0.56% zinc at a downhole depth of 466.1 meters.

Caracle Creek International Consulting completed an Independent Technical Report for the Company and joint venture partner Blackberry Ventures 1, LLC on November 15, 2006. The report concluded that there is excellent potential to find additional high-grade silver shoots within the known vein systems as well as abundant untested drill targets Recommendations for further work include spectral analysis of satellite imagery, 3D modeling and structural interpretation, and 10.000 meters of in-fill and exploration drilling. The Company will initiate a drilling program in late second quarter 2007, with hole locations based on conclusions of the 3D modeling and structural analysis

By December 31, 2006, the Company had incurred $1,244,464 for acquisition costs and $2,560,841 ($656,291 net of recovery) for exploration expenditures giving a total of $3,805,305 in gross costs on the Nieves property, or $1,900,755 net of the recovery of $1,904,550 (US $1.5 million) from Blackberry. As at December 31, 2005, gross costs totaled $3,544,965, less $1,904,550 in recovery, for a net of $1,640,415. (Note 5 in the consolidated financial statements dated December 31, 2006)

(ii) Los Crestones Project – Mexico

In 2003, the Company staked a 2,100 hectare claim to cover a hot spring gold-silver prospect in northern Durango, Mexico. The Crestones Property is located 12 kilometers northeast of the Inde mining district on the western edge of the Mesa Central carbonate platform of Mexico where that carbonate package has begun to be affected by the basin and range faulting of the eastern part of the Sierra Madre Occidental ignimbrite province.

In 2004 and early 2005, reconnaissance mapping and sampling programs were completed over an area of about 3.5 square miles. The Company staked an additional 3,547 hectare claim in 2006 and completed detailed mapping of the project geology. The work delineated a hot spring gold-silver system manifest by widespread silicification, flat-lying silica sinter aprons and quartz veining along high-angle, graben faults. Rock chip samples show anomalous Au-Ag values with occasional spikes up to ore grade; and strongly anomalous mercury, arsenic and antimony values which are typical of the upper levels of hot spring-related gold silver mineral systems. The level of exposure is clearly above the boiling zone and the gold numbers are consistent with those found in the top of epithermal gold systems.

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the year ended December 31, 2006

E. Description of Mineral Properties, continued

(iii) Los Crestones Project – Mexico, continued.

The Crestones hydrothermal system consists of three elongate siliceous hydrothermal silica breccia bodies that range from 500 to 1,500 meters in strike length and 75 to 150 meters in width. They strike northerly to northwesterly with a steep to vertical dip, and are hosted within an eight square kilometer envelope of silicified limestone that has been brecciated along its contacts with the hydrothermal silica breccia. The breccias and silicification envelope have been intruded by an elongate quartz porphyry stock with weak phyllic alteration.

Mineralization consists of disseminated stibnite-pyrite-marcasite in the siliceous breccia matrix, breccia clasts with disseminated sphalerite-galena and minor disseminated and veinlet galena-sphalerite-tetrahedrite in the quartz porphyry stock. A 3,000 meter drill program began at the end of Q3 2006 to test all three of the hydrothermal breccia bodies.

Acquisition costs incurred to December 31, 2006 were $71,696 and exploration expenditures were $462,590 for a total of $534,286. Acquisition costs incurred to December 31, 2005 were $59,303 and exploration expenditures were $20,113 for a total of $79,416. (Note 5 in the consolidated financial statements dated December 31, 2006)

(iii) Uranium Project – Arizona, Utah and Wyoming

Quaterra’s entry into uranium exploration commenced in June of 2005 with the acquisition of 95 claims in the Arizona Strip uranium district from a Nevada prospecting syndicate. The acquisition included an option to purchase other properties in Utah and Wyoming. These properties were staked to cover extensions of previously mined uranium deposits and are prospective for both uranium and vanadium. Under the terms of the agreement, the Company may acquire a 100% interest in any or all of syndicate claims by making staged payments over a five-year period totaling US $500,000 and issuing 600,000 common shares. The initial consideration included a US $15,000 cash payment and 200,000 common shares. The properties are subject to a 2% production royalty on each property, 1% of which may be purchased for US $1 million.

The solution collapse breccia pipes of the Arizona Strip district remain the focus of the Company’s uranium exploration program. The district is located north of the Grand Canyon where environmental and political pressure is significantly less and where most of the land that is outside of parks, wilderness areas and national monuments is open for staking. The pipes are attractive targets because of their relatively high grades, small footprint, and the speed and efficiency with which they can be explored. Previous exploration in the district has resulted in the discovery of eight breccia pipe ore bodies with production from 1980 to 1990 totaling approximately 19 million pounds of U3O8. The total amount of mineable uranium discovered to date in breccia pipes in northern Arizona is estimated to be in the range of 35 million pounds.

(1998 International Uranium Corp US SEC Registration Statement http://www.sec.gov/Archives/edgar/data/1063259/0001035704-98-000395.txt)

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the year ended December 31, 2006

E. Description of Mineral Properties, continued

(iii) Uranium Project – Arizona, Utah and Wyoming, continued.

Quaterra initiated the first phase of drilling on the Company’s Arizona Uranium project in early 2006. A total of 30 holes averaging 220 feet deep investigated the near surface stratigraphy of six breccia pipe targets. The program was followed by deep drilling in to evaluate the Ollie, EZ4, EJ and YS targets. Although the results of the drilling at EJ and YS were negative, a deep hole at Ollie encountered 3.5 feet of 0.13% eU308 at a depth of 1,172 ft and 2.5 feet of 0.12% eU308 at a depth of 1,178 feet. The hole also included numerous mineralized intercepts averaging .03% to .08% between 1,020 feet and 1,242 feet. There was no mineralization from 1,242 feet to TD at 1,430 feet where the hole is believed to have exited the pipe throat and entered the Hermit siltstone along the northeast pipe margin. A study of historic data indicates that much of the pipe to the southwest remains untested.

The first hole on the EZ4 target was drilled to 1,340 feet and intercepted anomalous uranium mineralization between 970 and 1,000 feet near the Coconino sandstone/Hermit shale contact. The Coconino sandstone is considered the conduit for mineralization in the Arizona breccia pipes and the presence of mineralization near the contact strongly suggests the close proximity of a mineralized pipe throat. Drill-hole drift to the east and south of the collar location defines a possible target to the northwest.

In Early 2007, Quaterra became the first company to extensively test an airborne time domain EM system in the district. Geotech Ltd. was contracted to fly a 4,900 line-kilometer VTEM survey to identify new targets with geophysical signatures that are similar to previously recognized breccia pipes. Not only did known breccia pipes appear as well delineated anomalies, but the survey identified more than 200 moderate to high priority targets with similar geophysical signatures. The program was coupled with a helicopter-assisted program of claim staking to acquire most of the high priority anomalies in the center of the uranium district. Consulting geophysicist, Joe Inman, and Condor Consulting Ltd, recognized experts in the field of airborne electromagnetics, have been retained to perform a detailed interpretation of the survey results and provide further prioritization of targets.

A second phase of exploration drilling on Quaterra’s breccia pipe targets began in December 2006 by Barbie Drilling Inc. The program is following up the encouraging results of drilling completed during the first quarter 2006 and targeting the newly defined geophysical anomalies to locate the center or throat of potential breccia pipes. Deep drill holes will be systematically completed to evaluate mineralization in the structures as targets become defined and permitted. At least 8 targets are expected to be tested by deep holes in the current program.

Quaterra’s uranium properties in northern Arizona cover approximately 65 square miles over selected areas within the heart of the uranium district. The property includes 4 known breccia pipes and consists of many individual and scattered claim blocks that have been selectively staked over targets with some surface expression of a possible collapse structure and favorable geophysical anomalies within areas of known mineralized occurrences.

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the year ended December 31, 2006

E. Description of Mineral Properties, continued

(iii) Uranium Project – Arizona, Utah and Wyoming, continued.

For Arizona Uranium the acquisition costs incurred to December 31, 2006 were $1,025,108 and exploration expenditures were $1,079,249 for a total of $2,104,357. Acquisition costs incurred to December 31, 2005 were $159,171 and exploration expenditures were $103,820 for a total of $262,991. (Note 5 in the consolidated financial statements dated December 31, 2006)

For Utah Uranium the acquisition costs incurred to December 31, 2006 were $90,562 and exploration expenditures were $610 for a total of $91,171. Acquisition costs incurred to December 31, 2005 were $10,977. Utah Uranium is included in other properties in the mineral property (Note 5 (g)) in the consolidated financial statements dated December 31, 2006.

For Wyoming Uranium the acquisition costs incurred to December 31, 2006 were $9,768 and there were no exploration expenditures. There were no acquisition costs or exploration expenses as at December 31, 2005. Wyoming Uranium is included in other properties in the mineral property (Note 5 (g)) in the consolidated financial statements dated December 31, 2006.

(iv) Duke Island – Alaska

The Company has a 100% interest in 129 federal and eleven State of Alaska claims located on Duke Island, near Ketchikan, Alaska. The Duke Island complex consists of two separate, well-exposed, zoned ultramafic bodies: the Judd Harbor body is almost two miles in diameter and the Hall Cove Body is about three and a half miles in diameter. The Judd Harbor and Hall Cove complexes have been interpreted to be parts of the same intrusive body at depth. Both bodies are comprised of a dunite and peridotite core surrounded by concentric zones of olivine clinopyroxenite, hornblende-magnetite clinopyroxenite, and gabbro.

The Company discovered copper, nickel and platinum group element (PGE) mineralization at Duke Island in 2001. The mineralization is unlike any known Ural–Alaska complex in southeast Alaska’s Alexander Platinum Belt. Geochemical, geological and geophysical data suggest the system extends for over 14.5 kilometers along strike and up to 3.8 kilometers across strike with the ultimate dimensions of the mineralized system remaining open to expansion. The Company believes that Duke Island has potential to host significant accumulations of copper, nickel and PGE mineralization.

The initial IP geophysical surveys in the area suggested mineralization characterized by a high conductivity zone surrounded by a disseminated sulfide zone. Four core holes drilled in late 2001 intercepted up to 90 meters of semi-massive to massive sulfide containing highly anomalous copper, nickel, platinum and palladium.

A helicopter magnetic and electromagnetic survey conducted in 2002 revealed a number of strong EM highs coincident with both magnetic lows and magnetic highs. Several of the EM anomalies are located in covered terrain where no previous work has been conducted. A detailed review of part of this survey by consulting geophysicist Joseph R. Inman identified nine discrete, multi-anomaly zones with strike lengths ranging from 400 meters to 1,500 meters in a four kilometer by four kilometer area.

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the year ended December 31, 2006

E. Description of Mineral Properties, continued

(iv) Duke Island – Alaska, continued

In 2003, the Company staked an additional 30 claims to cover high-priority geophysical anomalies that fell outside the original claim boundary. Geochemical sampling of three of the known sulfide-bearing prospects has shown that strong EM conductors are correlative with Cu-Ni-PGE sulfide mineralization.

A drilling program in 2005 identified magmatic sulfide-bearing systems of significant size in both the Marquis and the Raven zones. Structural and stratigraphic controls that could result in higher grades will need additional investigation to target future drilling on the property. The company is currently reviewing its exploration options for 2007 with the goal of identifying one or more high-grade sulfide targets within the areas of previously identified lower grade mineralization.

Acquisition costs incurred to December 31, 2006 were $112,285 and exploration expenditures were $1,625,551 for a total of $1,737,836. Acquisition costs incurred to December 31, 2005 were $94,205 and exploration expenditures were $1,599,029 for a total of $1,693,234. (Note 5 in the consolidated financial statements dated December 31, 2006)

(v) Seward Peninsula – Big Bar, VMS Project – Alaska

The 100% owned Big Bar project, located 110 miles northeast of Nome, Alaska, is a copper-lead-zinc prospect whose claims cover a 4000-foot long soil anomaly delineated by Anaconda in the early 1980’s. The prospect includes one of the most significant anomalies identified by a stream sediment and soil geochemical reconnaissance survey that included a large part of the Seward Peninsula. Soil anomalies containing up to 1920 ppm Cu occur in felsic schist on the property. Gossans collected as float from the anomaly contain up to .06 g/t Au, 1.6 opt Ag, 4260 ppm Cu and 3900 ppm Zn.

The Company completed 1,470 feet of core drilling during July in the first exploration holes to test the Big Bar target. Oriented perpendicular to the northwest strike and southwest dip of the schist unit exposed at the surface, three holes investigated a strike length of approximately 1000 feet near the center of the geochemical anomaly.

The program encountered an upper mineralized section in pervasively sericite-altered schistose volcanic rock of biotite to lower amphibolite metamorphic grade. Sulfide mineralization occurs in long intercepts of 1%-5% disseminated and stringer pyrite and pyrrhotite with possible chalcopyrite in the upper 200 feet of the drilled section. Sulfide content is greatest in the top 100 ft. and generally decreases downhole. No massive sulfide was encountered. Assay results indicate that mineralization in each of the holes is sub-economic and does not extend to depth.

The lithology and mineralization of the drilled section is interpreted as either the eroded remnants or the distal traces of a VMS deposit. The geology suggests a relatively long-lived hydrothermal system, but it does not give a clear indication of where massive sulfides may have accumulated. To evaluate the possibility of massive sulfides occurring in other areas on the property, the Company contracted Fugro Airborne Surveys Corp. to conduct a 138-line kilometer airborne EM-magnetometer survey over an area of 25 square kilometers centered over the geochemical anomaly.

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the year ended December 31, 2006

E. Description of Mineral Properties, continued

(v) Seward Peninsula – Big Bar, VMS Project – Alaska, continued

The survey identified 6 moderate to strong EM conductors with coincident magnetic anomalies in the vicinity of the geochemical anomaly but outside of the area tested by drilling. The geophysical anomalies will be the subject of surface geological reconnaissance and sampling programs that are scheduled for the 2007 field season.

Acquisition costs incurred to December 31, 2006 were $18,416 and exploration expenditures were $712,113 for a total of $730,574. Acquisition costs incurred to December 31, 2005 were $16,714 and exploration expenditures were $22,652 for a total of $39,366. (Note 5 in the consolidated financial statements dated December 31, 2006)

(vi) MacArthur Property-Nevada

Pursuant to an agreement made October 2005 with North Exploration LLC, the Company acquired the right to earn an interest in sixty-six unpatented mining claims covering the former MacArthur copper-oxide mine, in the Yerington district of Lyon County, Nevada. To earn a 100% interest, the Company is required to make staged payments totaling US $1,785,000 by January 15, 2008 or alternatively should the company have incurred US $500,000 in exploration expenditures by January 15, 2008 it can elect to acquire the property by stage payments totaling US $2,645,000 by January 15, 2010. The property is subject to a 2% NSR royalty, 1% of which may be purchased for US 1 million dollars. For further information see Note 5 (f) of the consolidated financial statements dated December 31, 2006.

A review of historic data suggests the oxide mineralization at MacArthur may be part of a more extensive porphyry copper system. Copper-oxide mineralization is present in outcrop well beyond the current pit outline. Old US Bureau of Mines reports also indicate the presence of copper mineralization in drill holes more than 1,500 feet from the current pit boundaries. Quaterra has staked 230 additional claims to control an area of approximately 8 square miles that are believed to cover the potential extensions of both oxide and possible sulfide mineralization.

Quaterra has acquired an historical exploration and drilling data package for the MacArthur deposit that includes approximately 11,500 assay intervals from 290 drill holes. Mr. David Heatwole, exploration manager of the project, will conduct a review the deposit geology and mineralization to assess the necessary steps to complete a technical report on the MacArthur project with the objective of preparing a 43-101 compliant resource estimate. The Company is preparing for a 2007 drill program to confirm the historic resource and evaluate possible extensions to the mineralization at MacArthur.

Acquisition costs incurred to December 31, 2006 were $170,324 and exploration expenditures were $80,591 for a total of $250,915. Acquisition costs incurred to December 31, 2005 were $30,484 and there were no exploration expenditures. (Note 5 in the consolidated financial statements dated December 31, 2006).

A payment of $350,000 for the purchase of the PIT claims referred to in Note M (e) in this MD&A and Note 5 (f) of the consolidated financial statements dated December 31, 2006, shall be deducted from the final payment due to North Exploration LLC for the McArthur properties.

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the year ended December 31, 2006

E. Description of Mineral Properties, continued

(vii) Other properties

The Company has also purchased Grays Hills and Peg Leg properties in the USA, and Las Americas, Minarsol, Jabconcillos properties in Mexico. See Note 5 (g) in the consolidated financial statements dated December 31, 2006

F. Mineral Property Expenditures

During the year ended December 31, 2006 incurred mineral property costs of $3,943,427 (excluding exploration AP) compared to $1,783,936 in 2005. Of this expenditure $1,650,351 (2005: $382,972) was spent on acquisition costs and $2,448,598 (2005: $1,400,964) on exploration.

The total mineral properties expenditure of $9,760,382, which excludes $1,904,550 recovered from Blackberry, as at December 31, 2006 was allocated as follows; 38% was spent on Nieves, 22% on Arizona Uranium, 18% on Duke Island, 7% on both Big Bar, 6% on both Los Crestones, and various other properties and 3% on MacArthur. This compares to total mineral properties expenditure of $5,661,433, which excludes $1,904,550 recovered from Blackberry, as at December 31, 2005 was allocated as follows; 63% was spent on Nieves, 30% on Duke Island with 5% spent on the new property Arizona Uranium, the remaining 2% spent on various other properties.

Total deferred mineral property costs for the quarter ended December 31, 2006 were as follows:

All Mineral Properties	Year End		Additions			Change	Year End
	Balance					During	Balance
	Dec 31, 2005	Q1	Q2	Q3	Q4	2006	Dec 31, 2006
	$	$	$	$	$	$	$

Summary by Expenditure
Total acquisitions	1,547,235	122,047	119,813	664,638	743,853	1,650,351	3,197,586
Total exploration	4,114,198	389,555	566,387	651,262	841,394	2,448,598	6,562,796
Less: cost recovery, Nieves	(1,904,550)	-	-	-	-	-	(1,904,550)

Total	3,756,883	511,602	686,200	1,315,900	1,585,247	4,098,949	7,855,832

Summary by Property
Nieves, net of cost recovery	1,640,415	203,847	31,237	6,107	19,149	260,340	1,900,755
Los Crestones	79,416	3,703	86,140	89,951	275,076	454,870	534,286
Duke Island	1,693,234	12,492	2,958	29,152	-	44,602	1,737,836
Big Bar	39,366	1,736	173,185	421,309	94,978	691,208	730,574
Arizona Uranium	262,991	274,487	330,409	520,681	715,789	1,841,366	2,104,357
MacArthur	30,484	14,727	62,271	110,848	32,585	220,431	250,915
Other properties	10,977	610	-	137,852	447,670	586,132	597,109

Total	3,756,883	511,602	686,200	1,315,900	1,585,247	4,098,949	7,855,832

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the year ended December 31, 2006

F. Mineral Property Expenditures, continued

Total deferred mineral property costs for the quarter ended December 31, 2005 were as follows:

All Mineral Properties	Balance		Additions			Balance	Balance
	Dec 31, 2004	Q1	Q2	Q3	Q4	Dec 31, 2005	Dec 31, 2005
	$	$	$	$	$	$	$

Total acquisitions	1,164,263	126,350	109,195	112,669	34,758	382,972	1,547,235
Total exploration	2,713,234	211,099	360,259	141,040	688,566	1,400,964	4,114,198
Less: cost recovery, Nieves	(1,904,550)	-	-	-	-	-	(1,904,550)

Total	1,972,947	337,449	469,454	253,709	723,324	1,783,936	3,756,883

Summary by Property
Nieves, net of cost recovery	831,368	269,092	302,853	71,516	165,586	809,047	1,640,415
Los Crestones	27,842	46,758	243	4,573	-	51,574	79,416
Duke Island	1,079,874	12,751	33,801	70,531	496,277	613,360	1,693,234
Big Bar	33,863	-	-	-	5,503	5,503	39,366
Arizona Uranium	-	8,848	132,557	81,700	39,886	262,991	262,991
Other Properties	-	-	-	25,389	16,072	41,461	41,461

Total	1,972,947	337,449	469,454	253,709	723,324	1,783,936	3,756,883

For further information on mineral properties expenditure see Note 5 of the consolidated financial statements dated December 31, 2006

G. Results of Operations

For the year ended December 31, 2006, (“2006”) the Company had a net loss of $3,830,534 compared to a net loss of $788,060 for the year ended December 31, 2005 (“2005”). Stock based compensation was $3,045,004 for 2006 (2005: $330,842) as stock options were granted and recognized. Removing the stock based compensation results in a net loss of $785,530 for year ended December 31, 2006, and $457,218 for comparable period last year.

The increase of $328,312, in the net loss for 2006, excluding stock based compensation can be explained as follows:

(a)

With the removal of stock based compensation of $1,476,044 (2005: $63,018) consulting fees increased by $57,247 from $48,568 for 2005 to $105,815 for 2006. This is due to the increased activity in respect to the day to day running of the Company and the commission of consultants for exploration purposes.

(b)

With the removal of stock based compensation of $749,697 (2005: $199,555) director and officer fees were $5,625 for 2006 compared to no fees for 2005. These fees are due to the new company policy of paying directors for meeting attendance.

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the year ended December 31, 2006

G. Results of Operations, continued

(c)

The Company reported a net foreign currency gain of $79,449 compared to a loss for the comparable period in 2005, of $125,907. Since all current assets and liabilities held in US dollars have to be converted to Canadian dollars on consolidation at the exchange rate as at December 31, 2006, being 1.1664, this created an exchange gain due to a strengthening US dollar compared to the Canadian dollar.

It is important to note that the majority of transactions for the Company are in US dollars and, to a lesser extent, Mexican Pesos, and therefore foreign exchange fluctuations can result in losses or gains.

(d)	General exploration costs were $225,855 for 2006 compared to $2,441 for 2005. This is due to the employment of a VP of exploration and the consideration of potential new properties.

(e)

Investor relation costs increased by $73,228 from $71,630 for 2005 to $144,858 for 2006. This is due to the fees paid to Dynamic Stock Market Analysis to provide investor relations as well as the Company hosting events for mining analysts, newsletter writers and others prominent in the industry to inform them of recent corporate developments. .

(f)	Office and general costs increased by $99,781 from $62,159 for 2005 to $161,940 for 2006. This is due to the increased activity in respect to the day to day running of the Company.

(g)	Professional fees increased by $49,849 from $89,863 for 2005 to $139,712 for 2006. This is due to increased legal and auditing expenses.

(h)

Travel and promotion costs increased by $56,829 from $14,850 for 2005 to $71,679 for 2006. This is due partly to the employment of a VP of exploration as well as an increased travel cost to inspect potential new properties and an increase in travel for meetings with analysts and other prominent industry experts.

(i)	With the removal of stock based compensation of $819,263 (2005: $68,269) wages and benefits costs were $60,984 for 2006 compared to nil for 2005. This is due to the employment of a VP of exploration.

(j)	Interest income increased by $49,853 from $36,135 for 2005 to $85,988 for 2006. This is due to larger amounts being held on fixed term deposits.

(k)	An administration fee of $42,975 being 10% of the 50% Neives exploration charged to Blackberry was charged in 2006.

(l)	An option payment of $35,000 was received during 2005.

(m)	A one off transaction of expenses recovered in the amount of $40,329 occurred in 2006.

For the year ended December 31, 2005, (“2005”) the Company had a net loss of $788,060 compared to a net loss of $685,952 for the year ended December 31, 2004 (“2004”) giving a net loss increase of $102,108. Stock based compensation was $330,842 for 2005 (2004: $386,246) as stock options were granted and recognized. Removing the stock based compensation results in a net loss of $457,218 for 2005, and $299,706 for 2004 resulting in a net loss increase of $157,512 for 2005, which can be explained as follows:

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the year ended December 31, 2006

G. Results of Operations, continued

(a)	Consulting fees increased by $37,591 from $10,977 in 2004 to $48,568 in 2005. This is due to the increased activity in respect to the day to day running of the Company.

(b)

The Company reported a net foreign currency loss of $125,907 compared to a net foreign exchange gain in 2004 of $1,640. Since all current assets and liabilities held in US dollars have to be converted to Canadian dollars on consolidation at the exchange rate as at December 31, 2005, being 1.166, this created a large exchange loss due to appreciably weakened US dollar compared to the Canadian dollar.

(c)

Professional fees increased by $72,171 from $17,692 in 2004 to $89,863 in 2005. Due to the affect of regulatory requirements the audit fees for the 2005 audit and the accounting fees in respect of the production of annual and quarterly financial statements has caused part of this increase. There were also increased legal fees due to consultations for potential property purchases and agreements.

(d)	Interest income increased by $26,274 from $9,861 in 2004 to $36,135 in 2005. This is due to larger amounts being held on fixed term deposits throughout the year.

(e)	Option payments were received in 2005 of $35,000. See Note 5 (f) of the consolidated financial statements dated December 31, 2005.

(f)

A reclamation bond of $2,500 was written off in 2005. This bond has been held since the 1990s on a property that the Company no longer has an interest in and it was deemed by management unlikely this amount would be recovered.

H. Quarterly Results

The following financial data was derived from the Company’s consolidated financial statements for the current and eight previous quarters:

	Dec. 31,	Sept. 30,	June 30,	March 31,	Dec. 31,	Sept. 30,	June 30,	March 31,	Dec 31
	2006	2006	2006	2006	2005	2005	2005	2005	2004
	$	$	$	$	$	$	$	$	$

Operating expenses	217,754	285,046	299,512	152,560	218,932	182,209	69,840	54,871	100,227
Interest earned	(30,060)	(26,277)	(19,267)	(10,384)	(22,641)	(3,622)	(3,236)	(6,636)	(2,150)
Other income	(42,975)	-	-	-	(25,000)	-	-	(10,000)	-

Loss before the undernoted	144,719	258,769	280,245	142,176	171,291	178,587	66,604	38,235	98,077

Stock-based compensation	880,374	1,982,373	114,500	67,707	(129,373)	460,215	-	-	-
Write off of reclamation bond	-	-	-	-	2,500	-	-	-	-
Accrued liabilities written off	6,063	(6,761)	(23,831)	(15,800)	-	-	-	-	-

Net Loss	1,031,156	2,234,381	370,914	194,083	44,418	638,802	66,604	38,235	98,077

Loss per share - basic and diluted	0.03	0.03	0.01	0.00	0.01	0.01	0.00	0.00	0.00

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the year ended December 31, 2006

I. Selected Annual Information.

The following financial data is derived from the Company’s consolidated financial statements for each of the three most recently completed fiscal years ending December 31:

	2006	2005	2004
Total revenues	$128,963	$71,135	$9,861
Net loss for the year	(3,830,534)	(788,060)	(685,952)
Basic and fully diluted per share	(0.05)	(0.01)	(0.01)
Total assets	17,340,544	5,855,847	3,727,071
Total long-term financial liabilties	-	-	-
Cash dividends declared per common share	-	-	-

Refer to Note G in this MD&A for a detailed comparison of Year 2006 with 2005 and Year 2005 with 2004.

J. Related Party Information.

As at December 31, 2006, $26,216 (2005: $13,010) was due to directors or senior officers of the Company or to companies controlled by them, for various services rendered.

All related party transactions are made in the normal course of operations for consideration established by the Company and accepted by the Company and related parties.

For further detailed information see Note 6 of the consolidated financial statements dated December 31, 2006.

K. Financial Conditions, Liquidity and Capital Resources

The Company has limited financial resources and finances its operations by raising capital in the equity markets. For the foreseeable future, the Company will need to rely on the sale of such securities and joint venture arrangements with third parties to provide working capital and to finance its mineral property acquisition and exploration activities.

The Company had a working capital balance of $9,075,713 as at December 31, 2006, compared to a working capital balance of $1,697,865 as at December 31, 2005.

During the year ended December 31, 2006, 11,891,136 common shares were issued (2005: 7,975,000) for gross proceeds of $11,765,917 (2005: $2,494,350) from shares issued for a private placement and the exercise of share purchase warrants and stock options.

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the year ended December 31, 2006

K. Financial Conditions, Liquidity and Capital Resources, continued

A further 400,000 common shares were issued (2005: 200,000) for mineral property acquisitions at a price of $606,000 (2005: $76,000) as well as 291,484 commons shares (2005: Nil) for brokerage fees in respect of the 2006 private placement.

This give a total of 12,582,620 (2005: 8,175,000) common shares issued during the year. For further information on the issuance of shares see note 7 of the consolidated financial statements.

As at March 20, 2007, 5,312,000 stock options are “in the money” (the exercise price is less than the current share trading price) and 5,118,250 are exercisable. If they were exercised, the Company would realize proceeds of $4,618,240. All warrants are also in “in the money” however they are still subject to a regulatory four month hold period and can not be exercised until April 20, 2007.

For 2006 and 2005 expenditures on mineral properties see note E and F in this MD&A or Note 5 of the consolidated financial statements dated December 31, 2006.

L. Outstanding Shares, Options and Share Purchase Warrants

(i)	Issued and outstanding shares

The Company has unlimited authorized, without par value, common shares.

	Number	Total
	of Shares

Balance as at December 31, 2006	78,104,820	$27,861,058
Issued subsequent to quarter-end
Exercise of stock options	115,000	$78,600

Balance as at March 20, 2007	78,219,820	$27,939,658

(ii)	Share Purchase Warrants

As at December 31, 2006, there were 2,623,928 share purchase warrants outstanding with an exercise price of $2.25 per share and an expiry date of June 21, 2008. Subsequent to the year end no share purchase warrants have been exercised.

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the year ended December 31, 2006

L. Outstanding Shares, Options and Share Purchase Warrants, continued

(iii)	Stock Options

As at December 31, 2006, there were 5,427,000 stock options outstanding with a weighted average exercise price of $0.92 per share. Options currently outstanding are as follows:

Exercise	Expiry	Balance	Granted	Cancelled	Exercised	Balance
Price	Date	Dec. 31, 2006		or Expired		March 20, 2007

$0.12	January 10, 2008	937,000	-	-	25,000	912,000
$0.25	October 2, 2008	50,000	-	-	-	50,000
$0.34	December 8, 2008	90,000	-	-	-	90,000
$0.62	March 25, 2009	590,000	-	-	30,000	560,000
$0.35	August 9, 2010	850,000	-	-	30,000	820,000
$0.40	January 9, 2011	200,000	-	-	-	200,000
$1.04	March 27, 2011	125,000	-	-	-	125,000
$1.00	May 19, 2011	75,000	-	-	-	75,000
$1.12	June 12, 2011	100,000	-	-	-	100,000
$1.55	July 28, 2011	2,110,000	-	-	30,000	2,080,000
$1.55	August 23, 2011	100,000	-	-	-	100,000
$1.50	September 25, 2011	100,000	-	-	-	100,000
$2.05	December 18, 2011	100,000	-	-	-	100,000
$2.65	January 11, 2012	-	75,000	-	-	75,000

		5,427,000	75,000	-	115,000	5,387,000

Weighted average exercise price		$0.92	$2.65	$0.00	$0.68	$0.95

M. Subsequent Events and Outlook

The following occurred subsequent to the year end December 31, 2006.

(a)

The Company intends to continue land acquisition and drilling at its uranium pipe targets in Arizona. Phase 1 drilling is in progress at the Crestones gold property in Mexico and will continue into Q1 2007.

(b)

115,000 Stock options were exercised after the period end December 31, 2006. For detailed information see Note L in this MD&A or Note 7 of the consolidated financial statements dated December 31, 2006.

(c)	75,000 stock options were issued with an exercise price of $2.65 and an expire date of January 11, 2012

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the year ended December 31, 2006

M. Subsequent Events and Outlook, continued

(d)

The Company entered into a sale and purchase agreement dated January 16, 2007, with Charles Gary Clifton and North Exploration LLC, in respect to the purchase of the mining claims know as the Pit Claim in Lyon County, Nevada. Pursuant to this agreement the Company’s commitments are as follows:

(i)	US$43,750 on or before January 16, 2007 (Paid)
(ii)	US$43,750 on or before April 16, 2007
(iii)	US$43,750 on or before July 16, 2007
(iv)	US$43,750 on or before October 16, 2007
(v)	US$43,750 on or before January 16, 2008
(vi)	US$43,750 on or before April 16, 2008
(vii)	US$43,750 on or before July 16, 2008
(viii)	US$43,750 on or before October 16, 2008

For further information see Note E (vi) of this MD&A and Note 5 (f) of the consolidated financial statements dated December 31, 2006.

(e)

Under an amendment dated January 17, 2007 to the original agreement made October 2005 between the Company and North Exploration LLC to add a US $350,000 deduction from either of the final payments made under this agreement. For further information see Note E (vi) of this MD&A and Note 5(f) for the consolidated financial statements dated December 31, 2006.

(f)

Subject to regulatory approval, the Company entered into a service agreement dated January 30, 2007, with a consultant to provide financial and advisory services. Under this agreement, the Company’s commitment is to pay a retainer of $15,000 per month starting February 1, 2007. $7,500 paid by cash and $7,500 by the issuance of common shares in the Company at the market price of the Company’s shares on the date of issuance.

(g)

The option agreements for the Arc and Brown Claims, in the Skeena Mining District were terminated in accordance with their terms and the 100% interest reverted back to the Company For further information see Note 5 (g) of the consolidated financial statements dated December 31, 2006.

(h)	The following agreements were implemented as at January 1, 2007:

(i)	The employment agreement of the VP of Exploration was renewed.
(ii)	The management agreement with a related party was renewed.
(iii)	A long term employment agreement for the President and Chief Executive Officer of the Company.

N. Off Balance Sheet

The Company did not enter into any off balance sheet transactions or commitments as defined by National Instrument 51-102.

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the year ended December 31, 2006

O. Management’s Responsibility for Financial Information

Preparing financial statements requires management to make estimates and assumptions that affect the reported results. The estimates are based on historical experience and other assumptions that are believed to be reasonable under the circumstances. Critical accounting policies were disclosed in the annual audited financial statements.

Consistent with accepted policies of the Canadian junior mining industry, the Company capitalizes exploration expenditures. This decision, and the timing of the possible recognition of impairment in the mineral property value, can materially affect the reported earnings of the Company.

Management has prepared the information and representations in this annual report. The financial statements have been prepared to conform to generally accepted accounting principles in Canada and, where appropriate, reflect management's best estimates and judgment. The financial information presented throughout this report is consistent with the data presented in the financial statements.

The Company maintains adequate systems of internal accounting and administrative controls. These systems were designed to provide reasonable assurance that relevant and reliable financial information is produced. The independent auditors have the responsibility of auditing the annual financial statements and expressing an opinion on them.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of three directors, who meet at least quarterly with management and, at least annually with the external auditors to audit and review accounting, internal controls and financial reporting matters.

P. Risks and Uncertainties

The principal business of the Company is the exploration and development of mineral properties. Given the nature of the mining business, the limited extent of the Company's assets and the present stage of development, the following risk factors, among others, should be considered.

The Company does not hold any known mineral reserves of any kind and does not generate any revenues from production. The Company’s success will depend largely upon its ability to locate commercially productive mineral reserves. Mineral exploration is highly speculative in nature, involves many risks and frequently is non-productive. There is no assurance that our exploration efforts will be successful. Success in establishing reserves is a result of a number of factors, including the quality of management, the level of geological and technical expertise, the quality of land available for exploration as well as various other factors.

Once mineralization is discovered, it may take several years in the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves through drilling and bulk sampling, to determine the optimal metallurgical process to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. Because of these uncertainties, no assurance can be given that our exploration programs will result in the establishment or expansion of resources or reserves.

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the year ended December 31, 2006

P. Risks and Uncertainties, continued

Since the Company does not generate any revenues, it may not have sufficient financial resources to undertake by itself all of its planned mineral property acquisition and exploration activities. Operations will continue to be financed primarily through the sale of securities such as common shares. The Company will need to continue its reliance on the sale of such securities for future financing, which may result in dilution to existing shareholders. Furthermore, the amount of additional funds required may not be available under favorable terms, if at all, and will depend largely on the acquisition and exploration activities pursued.

The ability to attract capital to the Company is dependent on movements in commodity prices. Commodity prices fluctuate on a daily basis and they are affected by a number of factors beyond the control of the Company. If, because of a sustained decline in prices, financing were not available to meet cash operating costs, the feasibility of continuing operations would be evaluated and if warranted, would be discontinued.

The resource industry is intensively competitive in all of its phases, and the Company competes with many other companies possessing much greater financial and technical resources. Competition is particularly intense with respect to the acquisition of desirable undeveloped gold and silver properties. The principal competitive factors in the acquisition of prospective properties include the staff and data necessary to identify and investigate such properties, and the financial resources necessary to acquire and develop the projects. Competition could adversely affect the Company’s ability to acquire suitable prospects for exploration.

Q. Licenses and Permits

The operations of the Company require licenses and permits from various government authorities. The Company believes that it holds all necessary licenses and permits under applicable laws and regulations for work in progress and believes it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that the Company will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities or to maintain continued operations that economically justify the cost.

R. Whistleblower Policy

Effective June 30, 2005, the audit committee adopted resolutions that authorized the establishment of procedures for complaints received regarding accounting, internal controls or auditing matters, and for a confidential, anonymous submission procedure for employees who have concerns regarding questionable accounting or auditing matters. The implementation of the whistleblower policy is in accordance with new requirements pursuant to Multilateral Instrument 52-110 Audit Committees, National Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices.

Quaterra Resources Inc.
Management’s Discussion and Analysis
In respect to the year ended December 31, 2006

S. Forward-Looking Statements

Some of the statements contained in this MD&A are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.

Forward-looking statements may be identified by such terms as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”. Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties.

Actual results relating to, among other things, results of exploration, reclamation, capital costs, and the Company’s financial condition and prospects, could differ materially from those currently anticipated in such statements for many reasons such as; changes in general economic conditions and conditions in the financial markets; changes in demand and prices for the minerals the Company expects to produce;, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments; technological and operational difficulties encountered in connection with the Company’s activities; and changing foreign exchange rates and other matters discussed in this MD&A.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements. Further information regarding these and other factors, which may cause results to differ materially from those projected in forward-looking statements, are included in the filings by the Company with securities regulatory authorities. The Company does not undertake to update any forward-looking statement that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.

1550 – 1185 West Georgia Street,
Vancouver, BC, V6E 4E6
Tel: 604-684-9384	Fax: 604-688-4670
www.quaterraresources.com

Consolidated Audited Financial Statements

December 31, 2006 and 2005

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of Quaterra Resources Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles. The financial information contained elsewhere in this report has been reviewed to ensure consistency with the financial statements.

Management maintains systems of internal control designed to provide reasonable assurance that the assets are safeguarded. All transactions are authorized and duly recorded, and financial records are properly maintained to facilitate financial statements in a timely manner. The Board of Directors is responsible for ensuring that management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee of the Board of Directors has reviewed the financial statements with management and the external auditors. Smythe Ratcliffe LLP, an independent firm of chartered accountants, appointed as external auditors by the shareholders, have audited the consolidated financial statements and their report is included herein.

/s/ Thomas C. Patton	/s/ Scott Hean
Thomas C. Patton	Scott Hean
President and Chief Executive Officer	Chief Financial Officer

Vancouver, British Columbia
March 12, 2007

Smythe Ratcliffe LLP

7th Floor, Marine Building

355 Burrard Street

Vancouver, BC V6C 2G8

     fax: 604.688.4675

telephone: 604.687.1231

Auditor’s Report

To the Shareholders of Quaterra Resources Inc.

We have audited the consolidated balance sheets of Quaterra Resources Inc. as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, British Columbia
March 12, 2007

Quaterra Resource Inc.
Consolidated Balance Sheets as at December 31, 2006 and 2005 (Canadian Dollars)

			2006	2005

Assets
Current
Cash and cash equivalents			$9,112,732	$1,786,298
Receivables			56,592	62,206
Prepaid and deposits			70,486	-
Amount due from Joint Venture Partner	Note 5	(a)	113,430	177,799

			9,353,240	2,026,303

Equipment	Note 4		51,574	33,600
Mineral properties	Note 5		7,855,832	3,756,883
Reclamation bonds			79,898	39,061

			$17,340,544	$5,855,847

Liabilities
Current
Accounts payable and accrued liabilities			$251,311	$315,428
Due to related parties	Note 6		26,216	13,010

			277,527	328,438

Shareholders' Equity
Share capital	Note 7	(b)	27,861,058	15,172,975
Subscriptions receivable			(17,500)	-
Contributed surplus	Note 7	(b)	3,709,557	1,013,998
Deficit			(14,490,098)	(10,659,564)

			17,063,017	5,527,409

			$17,340,544	$5,855,847

Nature of Operations (Note 1)
Subsequent events (Note 11)

Approved on behalf of the Board of Directors:

/s/ Thomas Patton	/s/ Robert Gayton
Thomas Patton	Robert Gayton

See notes to consolidated financial statements

Quaterra Resource Inc.
Consolidated Statements of Operations and Deficit for the years ended December 31, 2006 and 2005 (Canadian Dollars)

			2006	2005

Expenses
Administration			$60,000	$60,000
Amortization			9,991	-
Consulting	Note 7	(g)	1,581,859	111,586
Directors' and officers' fees	Note 7	(g)	755,322	199,555
Investor relations			144,858	71,630
Office and general			161,940	62,159
Professional fees			139,712	89,863
Regulatory fees and taxes			16,723	19,490
Shareholders' communications			15,522	20,931
Transfer agent			15,567	10,014
Travel and promotion			71,679	14,850
Wages and benefits	Note 7	(g)	880,247	68,269
Less cost recovery			(42,975)	-

			3,810,445	728,347

Other Items
Interest income			(85,988)	(36,135)
Foreign exchange (gain) loss			(79,449)	125,907
General exploration			225,855	2,441
Option payment received	Note 5	(g)	-	(35,000)
Write off of reclamation deposit			-	2,500
Expense recovery			(40,329)	-

			20,089	59,713

Net Loss for Year			3,830,534	788,060
Deficit, Beginning of Year			10,659,564	9,871,504

Deficit, End of Year			$14,490,098	$10,659,564

Loss per share - basic and diluted			$0.05	$0.01
Weighted average number of common shares outstanding			69,964,072	60,318,200

See notes to consolidated financial statements

Quaterra Resource Inc.
Consolidated Statements of Cash Flows for the years ended December 31, 2006 and 2005.
(Canadian Dollars)

Cash provided by (used for):			2006	2005

Operating Activities
Net loss for the year			$(3,830,534)	$(788,060)
Items not involving cash:
Amortization			9,991	-
Stock-based compensation	Note 7	(g)	3,045,004	330,842
Write off of reclamation bond			-	2,500
Operating Cash Flow			(775,539)	(454,718)
Changes in Non-Cash Working Capital
Accounts receivables			5,614	-
Prepaid and deposits			(70,486)	(54,310)
Accounts payable and accrued liabilities			(219,639)	99,775
Due to related parties			13,206	(5,925)
			(271,305)	39,540
Cash Used in Operating Activities			(1,046,844)	(415,178)
Investing Activities
Expenditures on mineral properties			(3,335,212)	(1,695,212)
Due from Joint Venture partner	Note 5	(a)	64,369	(177,799)
Purchase of equipment			(30,180)	-
Purchase of reclamation bonds			(40,837)	(24,317)
Cash Used in Investing Activities			(3,341,860)	(1,897,328)
Financing Activity
Proceeds from issuance of shares, net of share issue costs			11,715,138	2,416,145
Increase in Cash During the Year			7,326,434	103,639
Cash, Beginning of Year			1,786,298	1,682,659
Cash,End of Year			$9,112,732	$1,786,298
Supplemental cash flow information (Note 10)

See notes to consolidated financial statements

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2006 and 2005 (Canadian Dollars)

1.	Nature of Operations

Quaterra Resources Inc. (the “Company”) is an exploration stage enterprise incorporated under the laws of British Columbia. The Company and its subsidiaries are engaged in the acquisition, exploration and development of precious metal properties and does not have any mineral properties in production. The Company has not determined whether these mineral properties contain ore reserves that are economically recoverable. The ability of the Company to meet its commitments as they become due, including completion of the acquisition, exploration and development of its mineral properties, is dependent on the Company’s ability to obtain the necessary financing.

2.	Summary of Significant Accounting Policies

(a)	Basis of Presentation and Consolidation

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its wholly-owned subsidiaries:

(i)	Minera Agua Tierra S.A. de C.V., incorporated in Mexico;
(ii)	Quaterra Alaska, Inc., incorporated in Alaska, USA;
(iii)	Quaterra International Limited, incorporated in the British Virgin Islands;
(iv)	QTA International Nieves Limited, incorporated in the British Virgin Islands; and
(v)	Minera Nieves S.A. de C.V., incorporated in Mexico.

All intercompany accounts and transactions were eliminated upon consolidation.

(b)	Mineral Properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized until such time as these mineral properties are placed into commercial production, sold or abandoned. If commercial production is achieved from a mineral property, the related capitalized costs will be amortized prospectively on a unit-of-production basis over the estimated life of the ore reserves. If a mineral property is abandoned, the related capitalized costs are written down and expensed. From time to time, the Company may acquire or dispose of all or part of its mineral property interests under the terms of property option agreements. As such options are exercisable entirely at the discretion of the optionee, option payments are recorded as property costs or recoveries when paid or received.

Quaterra Resources Inc.
Notes to the consolidated financial statements
Years ended December 31, 2006 and 2005

2.	Summary of Significant Accounting Policies, continued

(b)	Mineral Properties, continued

The recoverability of amounts shown for mineral properties is dependent upon the Company’s ability to:

(i)	Obtain the necessary financing to complete the acquisition, exploration and development of its mineral properties.
(ii)	Enter into mineral property acquisition, joint venture or option agreements with other entities.
(iii)	Discover economically recoverable reserves within its mineral properties.
(iv)	Obtain future profitable production from its mineral properties or sufficient proceeds from the disposition thereof.

On an ongoing basis, the Company evaluates each mineral property for potential impairment based on results obtained to date to determine the nature of exploration, other assessment and development work, if any, that is warranted in the future and the potential for recovery of the capitalized costs. If there is little prospect of future work on a property being carried out within a three-year period from completion of previous activities, the deferred costs related to that property are written down to the estimated amount recoverable unless there is persuasive evidence that an impairment allowance is not required. The amounts capitalized for mineral properties represent costs incurred to date less write-downs, and are not intended to reflect present or future values.

(c)	Cash and Cash Equivalents

Cash and cash equivalents include highly-liquid investments that are readily convertible to cash and generally have maturities of three months or less from the date acquired.

(d)	Foreign Currency

The consolidated financial statements are presented in Canadian dollars. Accounts of the Company’s foreign operations have been translated into Canadian dollars as follows:

(i)	Monetary assets and liabilities, at year-end rates.
(ii)	All other assets and liabilities, at historical rates.
(iii)	Revenue and expense items, at the average rates of exchange each quarter.

The effects of translation are credited or charged to the statement of operations as foreign exchange gain or loss.

Quaterra Resources Inc.
Notes to the consolidated financial statements
Years ended December 31, 2006 and 2005

2.	Summary of Significant Accounting Policies, continued

(e)	Equipment

Equipment is carried at cost less accumulated amortization. Amortization is calculated over the estimated useful life of the assets using the declining-balance method at an annual rate of 30% for vehicles and equipment, 45% for computers and 75% for software. One-half of the annual rate is used in the year of acquisition.

(f)	Asset Retirement Obligations

The Company recognizes an estimate of the liability associated with an asset retirement obligation (“ARO”) at the time the liability is incurred. The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a unit-of-production basis over the life of the proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.

(g)	Share Capital

The proceeds from the exercise of stock options and share purchase warrants are recorded as share capital. Common shares issued for non-monetary consideration are recorded at an amount based on fair market value at the time of issuance reduced by estimated transaction costs, if any.

(h)	Stock-Based Compensation

The Company accounts for stock-based compensation expense using the fair value method with respect to all stock-based payments to directors, employees and non-employees, including awards that are direct awards of stock, call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments. Under this standard stock-based payments are recorded as an expense in the period the stock-based payments are vested or the awards or rights are granted, and a corresponding increase in contributed surplus. When stock options are exercised, the corresponding fair value is transferred from contributed surplus to share capital.

Quaterra Resources Inc.
Notes to the consolidated financial statements
Years ended December 31, 2006 and 2005

2.	Summary of Significant Accounting Policies, continued

(i)	Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

(j)	Loss per Share

Loss per share computations are based on the weighted average number of common shares outstanding during the year. Diluted loss per share has not been presented separately, as the effects of outstanding options and warrants is anti-dilutive.

(k)	Use of Estimates and Measurement Uncertainty

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts and disclosure of assets, liabilities, expenses, other income, and contingent assets and liabilities. Significant areas requiring the use of management estimates relate to amortization of equipment, the determination of the recoverability of mineral property costs, the valuation allowance of future tax assets and the assumptions used in the calculation of stock-based compensation. Management believes the estimates are reasonable, however, actual results could differ from those estimates and would impact on future results of operations and asset flows.

(l)	Revenue Recognition

Interest income is recorded on an accrual basis at the stated rate of interest of the term deposit over the term to maturity.

3.	Financial Instruments

(a)	Fair Value

The carrying values of cash and cash equivalents, receivables, amounts due from joint venture partner, accounts payable and accrued liabilities, and due to related parties approximate their fair values because of the short-term maturity of these financial instruments.

Quaterra Resources Inc.
Notes to the consolidated financial statements
Years ended December 31, 2006 and 2005

3.	Financial Instruments, continued

(b)	Interest Rate Risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities.

(c)	Credit Risk

The Company is exposed to credit risk with respect to managing its cash position. This risk, from deposit granting institutions and/or commercial paper issuers, is mitigated by risk management policies, which requires the deposits or short-term investments be invested with Canadian chartered banks rated BBB or better or commercial paper issuers R1/A2/P2 or higher. All investments must be less than one year in duration.

(d)	Currency Risk

The Company is exposed to currency risk to the extent expenditures incurred or funds received by the Company are denominated in currencies other than the Canadian dollar (primarily US dollars and Mexican peso). The Company does not manage the currency risks through hedging or other currency management tools.

4.	Equipment

Equipment is carried at cost less accumulated amortization. Details of equipment are as follows:

		2006		2005
	Costs	Accumulated	Net Book	Net Book
		Amortization	Value	Value

Vehicles	$38,208	$(9,130)	$29,078	$22,734
Equipment	23,517	(22,283)	1,234	8,222
Computer	3,942	(2,099)	1,843	2,644
Software	23,900	(4,481)	19,419	-

	$89,567	$(37,993)	$51,574	$33,600

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2006 and 2005

5. Mineral Properties

The Company has interests in several mineral properties in Mexico, Alaska, Nevada, Arizona, Utah and Wyoming. The total capitalized deferred exploration and acquisition costs as at December 31, 2006 were as follows:

Mineral Properties	Nieves	Los	Duke	Big	Arizona	MacArthur	Other	Total
		Crestones	Island	Bar	Uranium		(1)

Acquisition
Balance, December 31, 2005	$1,176,381	$59,303	$94,205	$16,714	$159,171	$30,484	$10,977	$1,547,235
Additions during the year	68,083	12,393	18,080	1,747	865,937	139,840	544,271	1,650,351

Balance, December 31, 2006	1,244,464	71,696	112,285	18,461	1,025,108	170,324	555,248	3,197,586

Exploration
Balance, December 31, 2005	464,034	20,113	1,599,029	22,652	103,820	-	-	2,209,648

Advances to contractors	(1,289)	4,103	-	-	66,344	-	-	69,158
Air support	-	-	-	111,795	4,664	-	-	116,459
Amortization	2,215	-	-	-	-	-	-	2,215
Assays and surveys	7,994	13,959	-	9,636	17,611	-	8,927	58,127
Camp costs	4,201	17,811	34	47,567	25,160	-	620	95,393
Drilling services	135,855	144,665	-	155,807	277,846	-	-	714,173
Equipment rental	165	12,065	561	15,453	3,085	6,732	-	38,061
Exploration support	3,297	6,289	1,819	30,919	24,851	441	6,466	74,082
Field supplies and wages	18,613	128,929	8,812	107,493	13,135	18,833	1,007	296,822
Geological services	14,746	40,434	10,721	141,430	333,861	19,776	19,197	580,165
Project management	1,945	46,442	4,571	19,227	178,824	29,093	-	280,102
Travel and related costs	2,360	9,762	-	16,789	27,414	5,142	5,076	66,543
Vehicle expenses	2,155	18,018	4	33,345	2,634	574	568	57,298

Net additions during the year	192,257	442,477	26,522	689,461	975,429	80,591	41,861	2,448,598

Balance, December 31, 2006	656,291	462,590	1,625,551	712,113	1,079,249	80,591	41,861	4,658,246

Total acquisition and exploration at December 31, 2006	$1,900,755	$534,286	$1,737,836	$730,574	$2,104,357	$250,915	$597,109	$7,855,832

(1)	Other properties include Utah Uranium, Wyoming Uranium, Grays Hills, Las Americas, Mirasol, Jaboncillos, Tortilla, SW Tinti Utah and Carbon County.

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2006 and 2005

5. Mineral Properties, continued

The total capitalized deferred exploration and acquisition costs as at December 31, 2005 were as follows:

Mineral Properties	Nieves	Los	Duke	Big	Arizona	MacArthur	Other	Total
		Crestones	Island	Bar	Uranium		(1)

Acquisition
Balance, December 31, 2004	$1,033,583	$21,562	$94,205	$14,913	$-	$-	$-	$1,164,263
Additions during the year	142,798	37,741	-	1,801	159,171	30,484	10,977	382,972

Balance, December 31, 2005	1,176,381	59,303	94,205	16,714	159,171	30,484	10,977	1,547,235

Exploration
Balance, December 31, 2004	(202,215)	6,280	985,669	18,950	-	-	-	808,684

Advances to contractor	1,597	-	-	-	-	-	-	1,597
Amortization	10,016	-	-	-	-	-	-	10,016
Assays and surveys	322	243	7,930	-	-	-	-	8,495
Camp costs	7,112	-	-	-	-	-	-	7,112
Drilling services	438,011	-	458,107	-	-	-	-	896,118
Equipment rental	3,720	-	-	-	-	-	-	3,720
Exploration support	38,335	3,393	3,868	3,323	-	-	-	48,919
Field supplies and wages	67,582	-	8,238	-	3,519	-	-	79,339
Geological services	(18)	-	106,763	332	69,006	-	-	176,083
Project management	79,877	8,816	11,504	-	-	-	-	100,197
Travel and related costs	9,186	1,016	16,950	47	31,295	-	-	58,494
Vehicle expenses	10,509	365	-	-	-	-	-	10,874

Net additions during the year	666,249	13,833	613,360	3,702	103,820	-	-	1,400,964

Balance, December 31, 2005	464,034	20,113	1,599,029	22,652	103,820	-	-	2,209,648

Total acquisition and exploration
at December 31, 2005	$1,640,415	$79,416	$1,693,234	$39,366	$262,991	$30,484 $	10,977	$3,756,883

(1) Other is Utah Uranium.

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2006 and 2005

5.	Mineral Properties, continued

(a) Nieves Concessions, Mexico

The Company holds a 50% interest in 15 mineral concessions located in northern Zacatecas, Mexico, (the Nieves Concessions) and two inlaying fractions within the Nieves Concessions (Delores and Nazarene), collectively called Nieves.

The Company acquired an option on the property pursuant to an Assignment made March 26, 1999 of the Underlying Agreement by Western Silver Corporation (“Western”), a company with common directors and officers, to the Company.

To acquire its interest, the Company issued 1,444,460 common shares to Western valued at $288,892, issued 360,000 common shares to the concessionaires valued at $72,000 and in accordance with the terms of the Underlying Agreement made scheduled option payments to the concession holders, totalling US $70,000 over three years. In addition, to acquire the interest in the claim fractions the Company paid US $40,000 to the concessionaires. Commencing January 26, 2004, an annual advance minimum royalty payment (“AMR”) of US $75,000 is due to the concession holders until the commencement of commercial production.

The Nieves concessions are subject to a maximum 3% net smelter return royalty (“NSR”) to the original concession holders, which the Company may purchase at any time for US $2 million. In addition, Kennecott Exploration Company, the optionor in the initial Underlying Agreement, retains NSR royalties of 2% on certain core claims and 1% on certain peripheral claims.

Funds in the amount of US $1,500,000 (C $1,904,550) were advanced to the Company pursuant to the terms of an agreement made April 10, 2003 with Blackberry Ventures I, LLC (“Blackberry”), a US-based investment partnership, whereby Blackberry could earn a 50% interest in the Nieves silver property in Mexico or the Duke Island property in Alaska by providing advance funding to the Company to fund exploration expenditures.

The agreement with Blackberry stipulated that once all monies received from the advances had been incurred on exploration expenditures, Blackberry effectively exercised its option and earned a 50% interest in the Nieves property. In August 2005, the parties formed a joint venture to proceed with exploration on the property. As at December 31, 2006, Blackberry owed the Company $113,430 (2005: $177,799) for its share of joint venture exploration expenditures that have been made on the property.

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2006 and 2005

5.	Mineral Properties, continued

(b) Los Crestones Property, Mexico

The Company holds a 100% interest in a mineral concession located in northern Durango, Mexico. In April 2004, the Company issued 25,000 common shares valued at $15,000, to an individual as a finder’s fee for his role in the identification and acquisition of the property.

(c) Duke Island Property, Alaska

The Company has a 100% interest in 140 mining claims in Alaska (129 federal claims and 11 state claims) on Duke Island, which is near Ketchikan.

(d) Big Bar Property, Alaska

The Company has a 100% interest in Big Bar project, which consists of seven state mining claims on the Seward Peninsula, approximately 45 kilometers (110 miles) northeast of Nome, Alaska.

(e) Uranium Properties, Arizona, Utah and Wyoming

In an agreement made effective June 22, 2005 with North Exploration LLC, a Nevada limited partnership, the Company acquired an option to purchase mining claims situated in Arizona, Utah and Wyoming. To exercise the option, the Company is required to make staged payments totalling US $500,000 over five years and to issue 600,000 common shares over three years, as follows: TSX regulatory approval for this agreement was received on September 6, 2005.

(i)	US $15,000 and issue 200,000 common shares on or before September 6, 2005 (Paid and issued).
(ii)	US $25,000 and issue 200,000 common shares on or before September 6, 2006 (Paid and issued).
(iii)	US $50,000 and issue 200,000 common shares on or before September 6, 2007.
(iv)	US $75,000 on or before September 6, 2008.
(v)	US $135,000 on or before September 6, 2009.
(vi)	US $200,000 on or before September 6, 2010.

If the Company meets the above terms and conditions and elects to exercise the option, then the property may be purchased with a further payment of US $100. The agreement is subject to a 2% NSR payable upon commencement of commercial production, which the Company may reduce to 1% by purchase for US $1 million.

In an agreement made effective August 10, 2006 with Nu Star Exploration LLC, the Company acquired 18 claims in the Arizona Uranium project area.

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2006 and 2005

5.	Mineral Properties, continued

(e)	Uranium Properties, Arizona, Utah and Wyoming, continued

Pursuant to this agreement the Company’s commitments would be as follows:

(i)	An initial payment of US $20,000 (Paid).
(ii)	US $30,000 on or before August 10, 2007.
(iii)	US $40,000 on or before August 10, 2008.
(iv)	US $100,000 on or before August 10, 2009.

This property is subject to a 4% royalty of which a 2% royalty can be bought back for $500,000.

Deferred costs on the Uranium Utah property are included in other properties in the deferred exploration tables above. The Company incurred $90,562 (2005: $10,977) in acquisition costs and $610 (2005: $Nil) in exploration expenses for a total of $91,172 (2005: $10,977).

Deferred costs on the Uranium Wyoming property are included in other properties in the deferred exploration table for the year ended December 31, 2006. The Company incurred $9,768 (2005: $Nil) in acquisition costs.

(f)	MacArthur Claim

Pursuant to an agreement made October 2005 with North Exploration LLC, the Company acquired the right to earn an interest in 66 unpatented mining claims covering the former MacArthur copper-oxide mine, in the Yerington district of Lyon County, Nevada. To earn a 100% interest, subject to a 2% NSR, the Company is required to make staged payments totaling US $1,785,000 by January 15, 2008 as follows:

Option 1

(i)	US $10,000 upon execution (Paid).
(ii)	US $25,000 on or before January 15, 2006 (Paid).
(iii)	US $75,000 on or before January 15, 2007 (Paid).
(iv)	US $1,675,000 on or before January 15, 2008.

Alternatively, since the Company has met its obligation of US $100,000 in stage payments by January 15, 2007, and if the Company incurs US $500,000 in exploration expenditures by January 15, 2008, then the Company may elect to acquire the property by making additional payments totaling US $2,645,000 as follows:

Option 2

(i)	US $100,000 on or before January 15, 2008.
(ii)	US $125,000 on or before January 15, 2009.
(iii)	US $2,420,000 on or before January 15, 2010.

The property is subject to a 2% NSR, 1% of which the Company may purchase for US $1 million.

Under an amendment dated January 17, 2007 to the original agreement made October 2005 between the Company and North Exploration LLC a sum of US $350,000 will be deducted from either of the final payments made under option one (US $1,675,000) or two (US $2,420,000) see Note 11 (d)

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2006 and 2005

5.	Mineral Properties, continued

(g)	Other Properties

Other properties include Grays Hills, Las Americas, Mirasol, Jaboncillos, Tortilla, SW Tinti Utah and Carbon County properties as well as Utah Uranium and Wyoming Uranium previously mentioned in Note 5 (e).

Pursuant to an agreement made December 2006 with Tom Turner, the Company acquired a 100% interest in three mineral concessions (Jaboncillos, Mirasol and Las Americas) located in Mexico for consideration of 200,000 shares with a deemed value of $1.53 per share for a total of $306,000 (Note 7 (d)).

Other Mineral Properties	Utah	Wyoming	SW Tinti	Grays	Las	Mirasol	Jaboncillos	Tortilla	Carbon	Total Other
	Uranium	Uranium	Utah	Hills	Americas			Peg Leg	County	properties
	$	$	$	$	$	$	$	$	$	$

Acquisition
Balance, December 31, 2005	10,977	-	-	-	-	-	-	-	-	10,977
Additions during the year	79,585	9,768	33,209	25,032	118,094	112,688	107,098	57,089	1,708	544,271

Balance, December 31, 2006	90,562	9,768	33,209	25,032	118,094	112,688	107,098	57,089	1,708	555,248

Exploration
Balance, December 31, 2005	-	-	-	-	-	-	-	-	-	-

Assasys and surveys	-	-	-	1,833	3,409	1,519	2,070	96	-	8,927
Camp costs	-	-	-	620	-	-	-	-	-	620
Exploration and other	610	-	456	-	17	11	20	4,555	797	6,466
Field supplies and wages	-	-	-	48	220	198	541	-	-	1,007
Geological services	-	-	-	14,051	411	262	9	4,464	-	19,197
Travel and related costs	-	-	-	1,052	1,549	1,224	1,251	-	-	5,076
Vehicle expenses	-	-	-	568	-	-	-	-	-	568

Net additions during the year	610	-	456	18,172	5,606	3,214	3,891	9,115	797	41,861

Balance, December 31, 2006	610	-	456	18,172	5,606	3,214	3,891	9,115	797	41,861

Total acquisition and exploration	91,172	9,768	33,665	43,204	123,700	115,902	110,989	66,204	2,505	597,109

In the year ended December 31, 2005, the Company received option payments totaling $35,000 from two parties for properties known as the “Arc and Brown Claims” (5 claims) held by the Company in the Skeena Mining District of British Columbia. Since no acquisition or exploration costs relating to these claims remain deferred as part of mineral property expenditures, these payments were disclosed as a recovery of operating costs. See Note 11 (f)

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2006 and 2005

5.	Mineral Properties, continued

(h) Title to Mineral Properties

Title to mineral properties may be affected by unregistered prior agreements or transfers, as well as undetected defects. Although the Company has verified title to its mineral properties in accordance with standard industry practices applicable for the current stage of exploration, these procedures do not guarantee the Company’s interests in its mineral properties.

(i) Environmental Expenditures

The operations of the Company may, in the future, be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

6.	Related Party Transactions

As at December 31, 2006, $26,216 (2005: $13,010) was due to directors or senior officers of the Company or to companies controlled by them, for various services rendered.

The following table summarizes the Company’s related party transactions for the years ended December 31, 2006 and 2005.

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2006 and 2005

6.	Related Party Transactions, continued

		2006	2005

Services
Administration fee		$60,000	$60,000
Consulting		$87,029	$48,568
Directors' and officers' fees		$5,625	$-
Investor relations		$36,943	$36,167
Professional fees
Accounting		$35,391	$36,263
Legal fees		$16,267	$19,286
Share issue costs	(1)	$27,698	$-
Wages and benefits		$49,746	$-
Cost recovery
Equipment		$1,690	$-
General exploration		$6,412	$1,420
Office and administration		$108,691	$58,674
Regulatory		$3,510	$3,144
Shareholders' communications		$547	$-
Travel and promotions		$22,226	$13,660
Mineral properties
Big Bar	(2)	$14,603	$-
Arizona Uranium	(2)	$82,758	$16,178
MacArthur	(2)	$50,195	$-
Nieves	(2)	$1,320	$-
Other properties	(2)	$615	$6,396

(1)	This amount has been capitalized and is included in share capital on the balance sheet

(2)	These amounts have been capitalized and are included in mineral properties on the balance sheet

These transactions were made in the normal course of operations and measured at the exchange amount, which is the amount of consideration established and agreed to by the Company and related parties. They are considered related party due the following relationships to the Company:

(a)	A private company controlled by directors or officers of the Company.
(b)	A director or officer of the Company.
(c)	An association of lawyers in which an officer of the Company is a member (resigned May 1, 2006).

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2006 and 2005

7.	Share Capital

(a)	Authorized

The Company has unlimited authorized, without par value, common shares.

(b)	Issued and Outstanding

	Number	Total	Contributed
	of shares		Surplus
Balance as at December 31, 2004	57,347,200	$12,672,761	$691,226
Issued for cash:
Private placements	6,500,000	2,275,000	-
Exercised share purchase warrants	1,400,000	210,000	-
Exercised stock options	75,000	9,350	-
Total issued for cash	7,975,000	2,494,350	-
Issued for mineral property acquisitions	200,000	76,000	-
Fair value of stock options exercised	-	8,070	(8,070)
Stock based compensation	-	-	330,842
Subtotal before share issue costs	8,175,000	2,578,420	322,772
Share issue costs	-	(78,206)	-
Balance as at December 31, 2005	65,522,200	15,172,975	1,013,998
Issued for cash:
Private Placement	5,247,855	9,183,746	-
Exercised share purchase warrants	3,814,281	1,907,141	-
Exercised stock options	2,829,000	675,030	-
Total issued for cash	11,891,136	11,765,917	-
Issued for mineral property acquisitions	400,000	606,000	-
Issued for brokerage fees	291,484	510,097	-
Fair value of stock options exercised	-	349,445	(349,445)
Stock based compensation	-	-	3,045,004
Subtotal before share issue costs	12,582,620	13,231,459	2,695,559
Share issue costs	-	(543,376)	-
Balance as at December 31, 2006	78,104,820	$27,861,058	$3,709,557

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2006 and 2005

7.	Share Capital, continued

(c)	Private Placements

During the year ended December 31, 2006, the Company issued 5,247,855 units at a price of $1.75 per unit for gross proceeds of $9,183,746. Each unit consisted of one common share and one-half of one share purchase warrant, each whole warrant entitling the holder to purchase an additional common share at a price of $2.25 until expiry on June 21, 2008. The Company incurred net share issuance costs of $502,596, including 291,484 shares were issued for finders’ fees valued at $510,097, resulting in net proceeds of $8,685,262 from the private placement.

During the year ended December 31, 2005, the Company issued 6,500,000 units at a price of $0.35 per unit for gross proceeds of $2,275,000. Each unit consisted of one common share and one-half of one share purchase warrant, each whole warrant entitling the holder to purchase an additional common share at a price of $0.50 until expiry on September 27, 2007. Additional share purchase warrants were issued by the Company as finders’ fees entitling the holder to purchase an aggregate 564,280 common shares at a price of $0.50 per share until expiry on September 27, 2007. The Company incurred net share issuance costs of $78,206.

(d)	Shares Issued for Mineral Property

During the year ended December 31, 2006, the Company issued 400,000 common shares for value at $606,000.

(i)	200,000 common shares value at $1.50 per share, $300,000 in total, pursuant to the terms of the uranium properties agreement (Note 5 (e)).

(ii)	200,000 common shares value at $1.53 per share, $306,000 in total, pursuant to the acquisition of three mineral concessions in Mexico (Note 5 (g)).

During the year ended December 31, 2005, the Company issued 200,000 common shares value at $0.38 per share, $76,000 in total, pursuant to the terms of the uranium properties agreement (Note 5 (e)).

(e)	Share Purchase Warrants

A summary of the Company’s share purchase warrant transactions for the years ended December 31, 2006 and 2005 is as follows:

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2006 and 2005

7.	Share Capital, continued

(e)	Share Purchase Warrants, continued

Exercise	Expiry	Balance	Warrants	Cancelled	Warrants	Balance
Price	Date	Dec. 31, 2005	Issued	or Expired	Exercised	Dec. 31, 2006

$0.66	January 20, 2006	120,000	-	120,000	-	-
$0.50	September 27, 2007	3,250,000		-	3,250,000	-
$0.50	September 27, 2007	564,281		-	564,281	-
$2.25	June 21, 2008	-	2,623,928	-	-	2,623,928

		3,934,281	2,623,928	120,000	3,814,281	2,623,928

Weighted average exercise price		$0.50	$2.25	$0.66	$0.50	$2.25

Exercise	Expiry	Balance	Warrants	Cancelled	Warrants	Balance
Price	Date	Dec. 31, 2004	Issued	or Expired	Exercised	Dec. 31, 2005

$0.15	March 3, 2005	1,400,000	-	-	1,400,000	-
$0.66	January 20, 2006	120,000	-	-	-	120,000
$0.50	September 27, 2007	-	3,250,000	-	-	3,250,000
$0.50	September 27, 2007	-	564,281	-	-	564,281

		1,520,000	3,814,281	-	1,400,000	3,934,281

Weighted average exercise price		$0.19	$0.50	$0.00	$0.15	$0.50

(f)	Stock Options

As at December 31, 2006 and 2005, the Company had a stock option plan (the “Plan”), allowing for the reservation of common shares issuable under the Plan to a maximum 10% of the number of issued and outstanding common shares of the Company at any given time. The term of any stock option granted under the Plan may not exceed five years and the exercise price may not be less than the closing price of the Company’s shares on the last business day immediately preceding the date of grant, less any permitted discount. On an annual basis, the Plan requires approval by the Company’s shareholders and submission for regulatory review and acceptance.

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2006 and 2005

7.	Share Capital, continued

(f)	Stock Options, continued

The purpose of the Plan is to provide directors, officers, key employees and certain other persons who provided services to the Company and its subsidiaries with an increased incentive to contribute to the future success and prosperity of the Company.

As at December 31, 2006, 5,233,250 of the options outstanding were vested and exercisable and all were vested and exercisable as at December 31, 2005. Transactions for the years ended December 31, 2006 and 2005 are as follows:

Exercise	Expiry	Balance	Options	Options	Options	Balance
Price	Date	Dec. 31, 2005	Granted	Cancelled/Expired	Exercised	Dec. 31, 2006

$0.15	February 8, 2006	50,000	-	-	50,000	-
$0.15	May 7, 2006	55,000	-	-	55,000	-
$0.12	June 8, 2006	515,000	-	-	515,000	-
$0.19	September 27, 2006	490,000	-	-	490,000	-
$0.12	January 10, 2008	1,591,000	-	-	654,000	937,000
$0.25	October 2, 2008	75,000	-	-	25,000	50,000
$0.34	December 8, 2008	195,000	-	-	105,000	90,000
$0.65	March 2, 2009	100,000	-	100,000	-	-
$0.62	March 25, 2009	800,000	-	-	210,000	590,000
$0.35	August 9, 2010	1,575,000	-	-	725,000	850,000
$0.40	January 9, 2011	-	200,000	-	-	200,000
$1.04	March 27, 2011	-	125,000	-	-	125,000
$1.00	May 19, 2011	-	75,000	-	-	75,000
$1.12	June 12, 2011	-	100,000	-	-	100,000
$1.55	July 28, 2011	-	2,110,000	-	-	2,110,000
$1.55	August 23, 2011	-	100,000	-	-	100,000
$1.50	September 25, 2011	-	100,000	-	-	100,000
$2.05	December 18, 2011	-	100,000	-	-	100,000

		5,446,000	2,910,000	100,000	2,829,000	5,427,000

Weighted average exercise price		$0.29	$1.44	$0.65	$0.24	$0.92

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2006 and 2005

7.	Share Capital, continued

(f)	Stock Options, continued

Exercise	Expiry	Balance	Options	Options	Options	Balance
Price	Date	Dec. 31, 2004	Granted	Cancelled/Expired	Exercised	Dec. 31, 2005

$0.15	February 8, 2006	50,000	-	-	-	50,000
$0.15	May 7, 2006	55,000	-	-	-	55,000
$0.12	June 8, 2006	525,000	-	-	10,000	515,000
$0.19	September 27, 2006	495,000	-	-	5,000	490,000
$0.12	January 10, 2008	1,651,000	-	-	60,000	1,591,000
$0.25	October 2, 2008	75,000	-	-	-	75,000
$0.34	December 8, 2008	225,000	-	30,000	-	195,000
$0.65	March 2, 2009	100,000	-	-	-	100,000
$0.62	March 25, 2009	815,000	-	15,000	-	800,000
$0.35	August 9, 2010	-	1,650,000	75,000	-	1,575,000

		3,991,000	1,650,000	120,000	75,000	5,446,000

Weighted average exercise price		$0.26	$0.35	$0.38	$0.12	$0.29

(g)	Value Assigned to Stock Options

The fair value of stock options granted using the Black-Scholes option pricing model was calculated with the following weighted average assumptions:

	2006	2005

Risk-free interest rate	4.02%	2.98%
Expected Share price volatility	121.60%	101.97%
Expected option life in years	3.5	2.0
Expected dividend yield	0%	0%

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2006 and 2005

7.	Share Capital, continued

(g)	Value Assigned to Stock Options, continued

The total calculated fair value of options expensed during the year ended December 31, 2006 was $3,045,004 (2005: $330,842) and are included in the statement of operations as follows:

	2006		2005
	Number	Stock-based	Number	Stock-based
	of Options	Compensation	of Options	Compensation

Consulting	1,315,000	$ 1,476,044	300,000	$ 63,018
Directors' and officers' fees	725,000	749,697	950,000	199,555
Wages and benefits	870,000	819,263	325,000	68,269

Total	2,910,000	$ 3,045,004	1,575,000	$ 330,842

8.	Income Taxes

The Company has approximately $3,620,000 (2005: $2,930,000) of resource deductions that have no expiry dates and are available, subject to certain restrictions, to reduce future taxable income in Canada. The Company also has the following non-capital losses available to reduce future taxable income in Canada, which expire as follows:

2006

2007	$210,000
2008	349,000
2009	235,000
2010	228,000
2014	284,000
2015	360,000
2026	698,000

$2,364,000

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2006 and 2005

8.	Income Taxes, continued

The future benefits of these losses and deductions have not been recorded in the accounts. A reconciliation of income tax provision computed at statutory rates to the reported income tax provision is provided as follows:

	2006	2005

Loss before income taxes	$(3,830,534)	$(788,060)

Income tax rate	34.12%	34.12%
Income tax benefit computed at Canadian statutory rates	$1,306,978	$268,886
Foreign tax rates different from statutory rates	(1,946)	(5,702)
Permanent differences	(1,039,788)	(113,337)
Temporary difference	(2,347)	5,679
Unrecognized tax losses	(262,897)	(155,526)

	$-	$-

Significant components of the Company’s future income tax assets, after applying enacted corporate income tax rates, are as follows:

	2006	2005
Future income tax assets
Temporary differences on assets	$(410,114)	$291,826
Non-capital losses carried forward	806,499	625,633
	396,385	917,459
Valuation allowance for future income tax assets	(396,385)	(917,459)
Future income tax assets, net	$-	$-

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2006 and 2005

9.	Segmented Information

The Company‘s non-current assets are distributed by geographic location as follows:

		2006				2005
	Equipment	Mineral	Reclamation	Total	Equipment	Mineral	Reclamation	Total
		Properties	Bond			Properties	Bond

Canada	$24,997	$-	$-	$24,997	$-	$-	$-	$-
Mexico	25,488	2,785,632	-	2,811,120	33,600	1,700,458	-	1,734,058
U.S.A.	1,089	5,070,200	79,898	5,151,187	-	2,056,425	39,061	2,095,486

	$51,574	$7,855,832	$79,898	$7,987,304	$33,600	$3,756,883	$39,061	$3,829,544

10.	Supplemental Cash Flow Information.

	2006	2005

Cash Items
Interest received	$70,999	$34,470
Share issue costs	$61,524	$-
Non-Cash Items
Accrued interest	$14,989	$-
Financing Activities
Non-cash share issue costs	$482,154	$-
Shares issued for mineral property	$606,000	$76,000
Shares issued for finders fees	$510,097	$-

11.	Subsequent Events

The following occurred subsequent to December 31, 2006:

(a)	115,000 stock options were exercised for gross proceeds of $78,600 with an average price of $0.68 per share.

(b)	75,000 stock options were issued with an exercise price of $2.65 and an expiry date of January 11, 2012.

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2006 and 2005

11.	Subsequent Events, continued

(c)

The Company entered into a sale and purchase agreement dated January 16, 2007, with Charles Gary Clifton and North Exploration LLC, in respect to the purchase of the mining claims known as the Pit Claim in Lyon County, Nevada. Pursuant to this agreement, the Company’s commitments are as follows:

(i)	US $43,750 on or before January 16, 2007 (Paid).
(ii)	US $43,750 on or before April 16, 2007.
(iii)	US $43,750 on or before July 16, 2007.
(iv)	US $43,750 on or before October 16, 2007.
(v)	US $43,750 on or before January 16, 2008.
(vi)	US $43,750 on or before April 16, 2008.
(vii)	US $43,750 on or before July 16, 2008.
(viii)	US $43,750 on or before October 16, 2008.

(d)

Under an amendment dated January 17, 2007 to the original agreement made October 2005 between the Company and North Exploration LLC a US $350,000 deduction will be made from the final payments, as the Company has paid this amount to Charles Gary Clifton in advance.

(e)

Subject to regulatory approval the Company entered into a service agreement dated January 30, 2007, with a consultant to provide financial and advisory services. Under this agreement, the Company’s commitment is to pay a retainer of $15,000 per month starting February 1, 2007. $7,500 paid by cash and $7,500 by the issuance of common shares in the Company at the market price of the Company’s shares on the date of issuance.

(f)	The option agreements for the Arc and Brown Claims, in the Skeena Mining District were terminated in accordance with their terms and the 100% interest reverted back to the Company See Note 5 (g).

(g)	The following agreements were implemented as at January 1, 2007:

(i)	The employment agreement of the VP of Exploration was renewed.
(ii)	The management agreement with a related party was renewed.
(iii)	A long term employment agreement for the President and Chief Executive Officer of the Company.

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